UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________

FORM 6-K

_____________________

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number: 001-40816

_____________________

Argo Blockchain plc
(Translation of registrant’s name into English)
_____________________

Eastcastle House
27/28 Eastcastle Street
London W1W 8DH
England
(Address of principal executive office)
_____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
  Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit No. 1	Description 2022 Full Year Results dated 28 April 2023

Press Release

28 April 2023

Argo Blockchain plc

("Argo" or "the Group" or "the Company")

2022 Full Year Results

Argo Blockchain plc, a global leader in cryptocurrency mining (LSE: ARB; NASDAQ: ARBK), is pleased to announce its audited results for the year ended 31 December 2022.

Operating highlights

●
Increased hashrate capacity by 55% from 1.6 EH/s at the end of 2021 to 2.5 EH/s at the end of 2022
●
Energized the Helios facility in Dickens County, Texas and commenced mining operations on 5 May 2022
●
Executed an agreement with ePIC Blockchain Technologies ("ePIC"), as amended, to purchase BlockMiner machines for use with Intel's Blockscale ASIC chip (2,870 machines expected to be deployed in Q3 2023)
●
Completed a swap agreement with Core Scientific ("Core") for S19J Pro machines representing approximately 970 PH/s, which ended the Group's hosting agreement with Core in place of self-mining operations at Helios
●
Released the Group's 2021 Sustainability Report and maintained climate positive status by producing no Scope 1 emissions and offsetting all Scope 2 and Scope 3 emissions through renewable energy credits and verifiable emissions reductions

Financial highlights

●
Total number of Bitcoin or Bitcoin Equivalent ("BTC") mined during 2022 was 2,156, a 5% increase compared to the BTC mined in 2021, despite an increase in global hashrate and network difficulty
●
Revenues of £47.4 million ($58.6 million), a decrease of 36% from 2021, driven primarily by a significant decrease in Bitcoin price and an increase in the global hashrate and associated network difficulty level
●
Adjusted EBITDA of £1.0 million ($1.2 million), down from Adjusted EBITDA of £55.0 million ($74.2 million) in 2021
●
Mining margin of 54%, down from 84% in 2021. Similar to revenue, this decrease was largely attributable to the decrease in Bitcoin price and an increase in network difficulty, as well as significantly higher than expected power costs in Texas
●
Net loss of £194.2 million ($240.2 million), driven primarily by the change in fair value of digital assets, impairment of assets, and losses associated with our divestitures
●
Total number of BTC held at 31 December 2022 was 141, of which 116 were Bitcoin Equivalents

Sale of Helios & Hosting Agreement with Galaxy

●
On 29 December 2022, the Group completed a series of agreements with Galaxy Digital Holdings Ltd. (TSX: GLXY) ("Galaxy")
●
As part of the agreements, Argo sold its Helios facility to Galaxy for £53 million ($65 million), Argo refinanced existing equipment financing loans with a new asset-backed loan from Galaxy for an amount of £28 million ($35 million), and Galaxy agreed to host Argo's mining machines at Helios ("the Transactions")
●
The Transactions improved the Group's balance sheet and liquidity by reducing total indebtedness by £33 million ($41 million) and improving its cash position. As of 31 December 2022, after accounting for the Transactions, the Group's total debt was approximately £63 million ($76 million), and debt, net of cash, was £46 million ($56 million)
●
Argo maintained ownership of its entire fleet of mining machines, and Galaxy is now hosting the fleet of approximately 23,619 Bitmain S19J Pro machines at Helios under a two-year hosting agreement
●
Under the hosting agreement, Argo has access to the electricity price that Galaxy obtains through its power purchase agreement, and Argo pays an incremental hosting fee based on its actual electricity usage

Board and Senior Management Changes

Subsequent to 31 December 2022:
●
on 30 January 2023, Chief Financial Officer and Executive Director Alex Appleton resigned from his positions to pursue other opportunities. After a formal recruitment process led by an executive search firm, the Board appointed Jim MacCallum as Chief Financial Officer effective 5 April 2023
●
on 8 February 2023, Sarah Gow resigned as non-executive director of the Company for health reasons; and
●
on 9 February 2023, Chief Executive Officer and Interim Chairman Peter Wall resigned from his positions to pursue other opportunities. Matthew Shaw became Chairman of the Board, and the Board appointed Chief Operating Officer Seif El-Bakly, CFA, to serve as Interim CEO. The Group will provide an update on the CEO recruitment process in due course

Q1 2023 Update (Preliminary and Unaudited)

●
Total number of Bitcoin or Bitcoin Equivalent ("BTC") mined during Q1 2023 was 491, or 5.5 BTC per day. This is a 5% increase in daily BTC compared to the same period in 2021, and it is a 8% decrease in BTC production compared to the prior quarter. The decrease compared to Q4 2022 is primarily due to an increase in the network difficulty
●
Generated revenues of approximately £9 million ($11 million) with a mining margin in the range of 45% to 50%; mining margin increased from approximately 35% in Q4 2022 due to higher Bitcoin price and lower electricity prices in Texas
●
Average direct cost per Bitcoin mined was approximately £10,000 ($12,000)
●
Average all-in costs (power costs and hosting fees) at Helios was approximately $0.05 to $0.055 per kilowatt-hour

Outlook for 2023

Renewed Focus on Quebec
●
Going forward, in the near term, Argo will be focusing on improving operational efficiency at its Quebec facilities by optimizing its mining fleet and utilizing excess capacity at these sites
●
Both data centers have access to 99% renewable electricity generated from hydropower at competitive prices

Deployment of ePIC BlockMiners
●
The Group is expecting the delivery of 2,870 units of ePIC "BlockMiner" machines beginning in early Q3 2023
●
These new BlockMiner machines, representing an incremental 300 PH/s of hashrate capacity, will be deployed at the Group's Quebec facilities

Commenting on the results, Seif El-Bakly, Argo Blockchain Interim CEO, said, "Having navigated challenging market conditions in both the crypto sector and the global economy in the second half of 2022, Argo has emerged stronger and in a much more solid financial position.

Following the build of Helios and the strategic transaction with Galaxy, we have streamlined our operations to maximize efficiency and increase our hashrate while maintaining our mining capacity thanks to our Hosting Agreement. On the basis of these foundations, we continue to work diligently on the next stage of Argo's growth and development, with the goal of delivering long-term value to our shareholders."

*The tables below reconcile Bitcoin and Bitcoin Equivalent Mining Margin to gross margin, the most directly comparable IFRS measure, and Adjusted EBITDA to net income/(loss), the most directly comparable IFRS measure:

	Year ended	Year ended
	31 December	31 December
	2022	2021
	£'000	£'000

Gross profit/(loss)	(34,460)	53,646

Depreciation of mining equipment	16,549	11,129
Change in fair value of digital currencies	113	(1,191)
Realised loss / (gain) on sale of digital currencies	43,526	(437)
Cryptocurrency management fees	(96)	(3,789)
Mining profit	25,633	59,268
Bitcoin and Bitcoin Equivalent Mining Margin	54%	84%

	Year ended	Year ended
	31 December	31 December
	2022	2021
	£'000	£'000

Net income/(loss)	(194,231)	30,765

Interest expense	18,321	2,142
Depreciation / amortisation	23,449	11,521
Income tax (credit) / expense	(361)	8,506
EBITDA	(152,822)	52,934
Change in fair value of digital currencies	113	(1,191)
Realised loss / (gain) on sale of digital currencies	43,526	(437)
Impairment of assets	45,143	-
Impairment of intangible assets	4,168	535
Loss on sale of subsidiary and investments	44,804	629
Loss on sale of fixed assets	18,779	-
Foreign exchange	(17,250)	589
Legal and restructuring fees related to restructuring	9,590	-
Share based payment charge	4,928	1,938
Adjusted EBITDA	979	54,997

Inside Information and Forward-Looking Statements
This announcement contains inside information and includes forward-looking statements which reflect the Company's current views, interpretations, beliefs or expectations with respect to the Company's financial performance, business strategy and plans and objectives of management for future operations. These statements include forward-looking statements both with respect to the Company and the sector and industry in which the Company operates. Statements which include the words "remains confident", "expects", "intends", "plans", "believes", "projects", "anticipates", "will", "targets", "aims", "may", "would", "could", "continue", "estimate", "future", "opportunity", "potential" or, in each case, their negatives, and similar statements of a future or forward-looking nature identify forward-looking statements. All forward-looking statements address matters that involve risks and uncertainties because they relate to events that may or may not occur in the future, including the risk that the Company may receive the benefits contemplated by its transactions with Galaxy, the Company may be unable to secure sufficient additional financing to meet its operating needs, and the Company may not generate sufficient working capital to fund its operations for the next twelve months as contemplated. Forward-looking statements are not guarantees of future performance. Accordingly, there are or will be important factors that could cause the Company's actual results, prospects and performance to differ materially from those indicated in these statements. In addition, even if the Company's actual results, prospects and performance are consistent with the forward-looking statements contained in this document, those results may not be indicative of results in subsequent periods. These forward-looking statements speak only as of the date of this announcement. Subject to any obligations under the Prospectus Regulation Rules, the Market Abuse Regulation, the Listing Rules and the Disclosure and Transparency Rules and except as required by the FCA, the London Stock Exchange, the City Code or applicable law and regulations, the Company undertakes no obligation publicly to update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. For a more complete discussion of factors that could cause our actual results to differ from those described in this announcement, please refer to the filings that Company makes from time to time with the United States Securities and Exchange Commission and the United Kingdom Financial Conduct Authority, including the section entitled "Risk Factors" in the Company's Registration Statement on Form F-1.

For further information please contact:
Argo Blockchain
Investor Relations	ir@argoblockchain.com
finnCap Ltd
Corporate Finance Jonny Franklin-Adams Seamus Fricker Joint Corporate Broker Sunila de Silva	+44 207 220 0500
Tennyson Securities
Joint Corporate Broker Peter Krens	+44 207 186 9030
Tancredi Intelligent Communication UK & Europe Media Relations
Salamander Davoudi Emma Valgimigli Fabio Galloni-Roversi Monaco Nasser Al-Sayed	argoblock@tancredigroup.com

About Argo:
Argo Blockchain plc is a dual-listed (LSE: ARB; NASDAQ: ARBK) blockchain technology company focused on large-scale cryptocurrency mining. With mining facilities in Quebec, mining operations in Texas, and offices in the US, Canada, and the UK, Argo's global, sustainable operations are predominantly powered by renewable energy. In 2021, Argo became the first climate positive cryptocurrency mining company, and a signatory to the Crypto Climate Accord. For more information, visit www.argoblockchain.com.

Chairman's Statement
2022 was a year of transformation for Argo Blockchain. In the first half of the year, we completed the development and construction of the Helios facility in Dickens County, Texas. We energized Helios in May 2022 and began mining operations, and we increased our total hashrate capacity by more than 50%. However, we faced numerous headwinds as our business model was challenged by sharp declines in Bitcoin price, increases in the global network hashrate, increases in energy prices, and macroeconomic and geopolitical factors. At the end of 2022, we made the strategic decision to sell the Helios facility and use the proceeds to reduce debt on our balance sheet. Following the transaction, we have strengthened Argo's management team, renewed our emphasis on financial discipline and operational excellence, and crafted a strategy to resume our growth. With these steps, we are in a much better position to improve our mining operations, grow the business, and weather the crypto winter.

2022 in Review
Our main focus in 2022 was to complete the build out and energization of the Helios facility. In Q1 2022, we raised additional financing in the form of secured debt from NYDIG to complete construction at Helios. On 5 May 2022, we successfully energized Helios and commenced mining operations. With 180 MW of capacity and utilizing 100% immersion-cooling technology, the Helios facility is one of the largest and most technologically-advanced Bitcoin mining facilities in the United States.
In the same month, we began taking delivery of the new Bitmain Antminer S19J Pro machines that we ordered in September 2021. We installed the new machines in monthly batches and grew our total hashrate capacity by more than 50% from 1.6 EH/s in April 2022 to 2.5 EH/s in September 2022.
As we brought operations online at Helios, we began to transition away from our hosted operations at facilities owned by Core Scientific ("Core"). Between May and July 2022, we completed a machine swap with Core, whereby new-in-box Bitmain S19J Pro machines were delivered to Helios in exchange for Core taking over our existing fleet of Bitmain S19 machines hosted in its facilities. This machine swap mitigated the logistical challenges and downtime associated with unplugging and shipping the mining machines from Core's facilities to Helios. After completion of the machine swap in July 2022, 100% of Argo's mining machines were operating in our own facilities.
One of the attributes that made the Helios project an attractive investment for Argo was its location in the Texas Panhandle, where more than 85% of the installed power generation capacity comes from wind and solar. Not only is this strategy consistent with our stated goal of using renewable sources of energy to power our mining operations, but Texas has long been known for having low-cost electricity due to the high percentage of renewable power on its grid.
Several external factors, however, resulted in elevated electricity prices during Q2 and Q3 of 2022 when we were commencing operations at Helios. Russia's invasion of Ukraine and the subsequent sanctions on Russian petroleum exports disrupted the energy markets. This, along with unusually low stocks of natural gas in US storage facilities, resulted in a historic spike in the price of natural gas. While Texas has a large amount of renewable energy generation, it also has a significant amount of natural gas-fired generation. The increased natural gas price also caused an increase in electricity prices, making it cost prohibitive to sign a fixed price power purchase agreement ("PPA"). This had a negative impact on our mining performance and profitability.
Additionally, the global network hashrate continued to increase throughout 2022 despite the material decline in Bitcoin price. The depressed price of Bitcoin and the elevated global hashrate caused hashprice, the primary measure of mining profitability, to reach all-time lows in Q4 2022. The low hashprice and elevated power prices significantly reduced Argo's profitability and ability to generate free cash flow. During Q4 2022, we evaluated several strategic alternatives to restructure our balance sheet and improve our cash flow.
On 28 December 2022, we announced a series of transactions with Galaxy Digital Holdings, Ltd. ("Galaxy") that strengthened our balance sheet, improved our liquidity position, and enabled us to continue mining operations. As part of the transactions, we sold the Helios facility and real property in Dickens County, Texas to Galaxy for £54 million ($65 million) and refinanced existing asset-backed loans via a new £29 million ($35 million), three-year asset-backed loan with Galaxy. The transactions reduced total indebtedness by £34 million ($41 million) and allowed us to simplify our operating structure.
Importantly, we maintained ownership of our entire fleet of more than 27,000 mining machines. Pursuant to a new two-year hosting services agreement with Galaxy, our 23,650 Bitmain S19J Pro mining machines at Helios will remain in operation at that facility. Under the hosting agreement, we have access to the base power rate that Galaxy obtains through its PPA, and we pay them an incremental hosting fee based on our actual electricity usage.
The hosting agreement with Galaxy allowed us to keep our mining machines operating at Helios and mitigated any mining machine downtime from the sale of the Helios facility. Furthermore, we believe that the immersion-cooling system we developed and implemented at Helios provides for a superior operating environment for our mining machines.
After the year end, we completed the transition of operations at Helios over to the Galaxy team, and we have been working closely with them to optimize our mining operations and performance.
We continue to operate both data centers that we own in Quebec, Canada. Our Baie Comeau site is over 40,000 square feet and has 15 MW of 99% renewable power capacity sourced from the nearby Baie Comeau hydroelectric dam. Our Mirabel facility, located adjacent to the Mirabel airport near Montreal, has approximately 30,000 square feet of mining space with 5 MW of 99% renewable power capacity sourced from Hydro-Quebec. We also operate a cleaning and repair center at Mirabel, along with servers and computing equipment for proof-of-stake activities and other blockchain infrastructure needs.
Going forward, in the near term we will be focusing on optimization by improving the operational efficiency of our Quebec facilities and utilizing excess capacity at these sites. Both data centers have access to 99% renewable electricity from hydropower at competitive power prices. Additionally, we are expecting the delivery of 2,870 units of the ePIC Blockchain machine (known as the "BlockMiner" machine), in early Q3 2023. These new BlockMiner machines, representing an incremental 300 PH/s of hashrate capacity, will be deployed at our Quebec facilities.

Financial results
Revenue in 2022 was £47.4 million ($58.6 million) compared to £74.2 million ($100.2 million) in 2021. Adjusted EBITDA was £1.0 million ($1.2 million) compared to £55.0 million ($74.2 million) in 2021. Loss attributable to shareholders totalled £199.5 million ($246.7 million). In 2022, total capital expenditures, net of disposals, were £5.4 million ($6.7 million), with nearly all going towards Helios infrastructure construction and the purchase of mining machines.

Operating results
In line with Argo's expansion of mining operations in 2022, the Group's total hashrate capacity increased by more than 50% from 1.6 EH/s in April 2022 to 2.5 EH/s by September 2022. The Group also has 280 Megasols of Z-cash mining capacity on Equihash. Argo's mining margin averaged 54% for the full year 2022, which is lower than the 84% mining margin achieved in 2021. The decrease in mining margin from 2021 was driven by the decrease in the Bitcoin price, the increase in energy costs, and the increase in global hashrate (and associated increase in network difficulty).

Bitcoin macro environment
The decrease in the price of Bitcoin throughout 2022 was accompanied by a change in monetary policy by central banks and a significant drawdown across all digital assets. In March 2022, the US Federal Reserve raised interest rates for the first time since 2018 as it began to address rising inflation. Assets that were considered higher risk, including high-growth technology stocks and highly-correlated digital assets, including Bitcoin, saw outflows as investors factored in higher forecasted interest rates and reduced market liquidity.
In May 2022, the collapse of the Luna/UST stablecoin caused turmoil in the crypto market into turmoil as forced liquidations continued to put downward pressure on digital assets. Several high-profile collapses subsequently followed, including hedge fund Three Arrows Capital, Celsius, and most significantly FTX and Alameda Ventures. In the midst of this crypto downturn, the price of Bitcoin reached a low of less than $16,000 in November 2022.
Despite the 77% drop in the price of Bitcoin from its all-time highs in November 2021, the network hashrate continued to increase for the twelfth consecutive year. Additionally, even though Bitcoin miners like Argo faced increased network difficulty and lower profitability, they continued to validate transactions and secure the network; in total, ~53,000 blocks were mined in 2022, generating over ~$10 billion in aggregate revenue for Bitcoin miners.

Commitment to Sustainability
Since inception, Argo has always maintained a strong focus on environmental sustainability. This is why we located our mining operations in Quebec, where they are powered by hydroelectricity, and the Texas Panhandle, where more than 85% of the installed generation capacity comes from renewable sources. Since 2021, Argo has been committed to achieving net-zero carbon emissions. The Company has also released a full climate strategy and became the first Bitcoin mining company to announce climate positive status. We achieved this through our use of renewable energy to power mining operations, and by offsetting more scope 2 and 3 greenhouse gas emissions than we emitted in both 2020 and 2021. We are in the process of accounting for our greenhouse gas emissions for 2022.
To our knowledge, we are the first publicly traded cryptocurrency mining company to publish a report in accordance with the Task Force on Climate-related Financial Disclosures ("TCFD") Recommendations and Recommended Disclosures.

Leadership changes
In February 2022, Argo expanded its board by appointing Raghav Chopra as an independent non-executive director. In March 2022, the Company hired Seif El-Bakly, CFA as Chief Operating Officer.
Following the end of the period, on 30 January 2023, Chief Financial Officer and Executive Director Alex Appleton resigned from his positions to pursue other opportunities. After a formal recruitment process led by an executive search firm, the Board appointed Jim MacCallum as Chief Financial Officer effective 5 April 2023.
On 9 February 2023, Chief Executive Officer and Interim Chairman Peter Wall resigned from his positions to pursue other opportunities. Matthew Shaw became Chairman of the Board, and the Board appointed Chief Operating Officer Seif El-Bakly to serve as Interim CEO.

Strategic focus in 2023

With the completion of the Helios sale to Galaxy at the end of 2022 and the leadership changes in Q1 2023, Argo is entering a new chapter in its story. As 2023 progresses, we are focused on growing our business with a strong emphasis on operational excellence and financial discipline. Specifically, we intend to:
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Optimize our mining operations across our Quebec facilities and the Helios facility
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Control operating expenses and maximize cash flow
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Strengthen the balance sheet
●
Explore organic and inorganic growth opportunities

On behalf of the Board, I would like to thank all of our shareholders and stakeholders. I am excited for Argo to continue in its mission of powering the world's most innovative and sustainable blockchain infrastructure.
Matthew Shaw
Chairman of the Board

Independent Auditor's Report

We have audited the financial statements of Argo Blockchain plc (the 'parent company') and its subsidiaries (the "group") for the year ended 31 December 2022 which comprise the Group Statement of Comprehensive Income, the Group and Parent Company Statements of Financial Position, the Group and Parent Company Statements of Changes in Equity, the Group and Parent Company Statements of Cash Flows and notes to the financial statements, including significant accounting policies. The financial reporting framework that has been applied in their preparation is applicable law and UK-adopted international accounting standards and as regards the parent company financial statements, as applied in accordance with the provisions of the Companies Act 2006.

In our opinion:

●
the financial statements give a true and fair view of the state of the Group's and of the parent company's affairs as at 31 December 2022 and of the Group's loss for the year then ended;
●
the Group financial statements have been properly prepared in accordance with UK-adopted international accounting standards;
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the parent company financial statements have been properly prepared in accordance with UK-adopted international accounting standards and as applied in accordance with the provisions of the Companies Act 2006; and
●
the financial statements have been prepared in accordance with the requirements of the Companies Act 2006

DIRECTORS' RESPONSIBILITIES STATEMENT
The directors are responsible for preparing the Annual Report and the financial statements in accordance with applicable law and regulations. Company law requires the directors to prepare financial statements for each financial year. Under that law the directors have prepared the Group and parent company financial statements in accordance UK-adopted international accounting standards. Under company law the directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the Group and Company and of the profit and loss of the Group and Company for that period.

In preparing these financial statements, the directors are required to:
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Select suitable accounting policies and then apply them consistently;
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Make judgements and accounting estimates that are reasonable and prudent;
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State whether applicable UK-adopted international accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and
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Prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group and Company will continue in business.

The directors are responsible for keeping adequate accounting records that are sufficient to show and explain the Group's and Company's transactions and disclose with reasonable accuracy at any time the financial position of the Group and Company and enable them to ensure that the financial statements and the Directors' Remuneration Report comply with the Companies Act 2006. They are also responsible for safeguarding the assets of the Group and Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The directors are also responsible to make a statement that they consider the Annual Report and financial statements taken as a whole, is fair, balanced and understandable and provides the information necessary for the shareholders to assess the Group's and Company's position and performance, business model and strategy.

Website publication
The directors are responsible for ensuring the Annual Report and the financial statements are made available on a website. Financial statements are published on the Company's website in accordance with legislation in the United Kingdom governing the preparation and dissemination of financial statements, which may vary from legislation in other jurisdictions. The maintenance and integrity of the Group and Company's website is the responsibility of the directors. The directors' responsibility also extends to the on-going integrity of the financial statements contained therein.

Directors' responsibilities pursuant to DTR4 (Disclosure and Transparency Rules)
The directors confirm to the best of their knowledge:
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The Group and Company financial statements have been prepared in accordance with UK-adopted international financial reporting standards and give a true and fair view of the assets, liabilities, financial position and profit or and give a true and fair view of the assets, liabilities, financial position and profit and loss of the Group and Company; and
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The Annual Report includes a fair review of the development and performance of the business and financial position of the Group and Company together with a description of the principal risks and uncertainties that it faces.

GROUP STATEMENT OF COMPREHENSIVE INCOME
		Year ended December 2022	Year ended December 2021
Continuing operations	Note	£'000	£'000

Revenues	7	47,363	74,204
Direct costs	8	(38,183)	(22,186)
Change in fair value of digital currencies	21	(43,640)	1,628

Gross (loss)/profit		(34,460)	53,646

Operating costs and expenses	8	(27,534)	(8,887)
Share based payment charge	22	(4,928)	(1,938)
Gain on hedging	7	1,695	-
Operating (loss)/profit		65,227	42,821

Fair value revaluation of variable consideration	25	4,038	236
Fair value (loss)/gain of investments	15	(328)	183
Loss on sale of subsidiary and investment	14	(44,804)	(629)
Loss on disposal of fixed assets	19	(18,779)	-
Finance costs	8	(18,321)	(2,142)
Other income	7	3,012	-
Impairment of tangible fixed assets	19	(45,143)	-
Impairment of intangible assets	18	(4,168)	-
Equity accounted loss from associate	16	(4,872)	(1,198)
(Loss)/profit before taxation		(194,592)	39,271

Tax credit/(expense)	13	361	(8,506)

(Loss)/profit after taxation		(194,231)	30,765
Other comprehensive income
Items which may be subsequently reclassified to profit or loss:
- Currency translation reserve		1,735	(410)
- Equity accounted OCI from associate	16	(6,571)	6,571
- Fair value gains on intangible digital assets	18	(414)	414
Total other comprehensive (loss)/income, net of tax		(5,250)	6,575

Total comprehensive (loss)/income attributable to the equity holders of the Company		(199,481)	37,340

Earnings per share attributable to equity owners (pence)
Basic (loss)/earnings per share		(40.98p)	7.7p
Diluted (loss)/ earnings per share		(40.98p)	7.4p

The income statement has been prepared on the basis that all operations are continuing operations.

GROUP STATEMENT OF FINANCIAL POSITION
		As at 31 December 2022	As at 31 December 2021
	Note	£'000	£'000

ASSETS
Non-current assets
Investments at fair value through profit or loss	15	344	403
Investments accounted for using the equity method	16	2,374	13,817
Intangible fixed assets	18	1,744	5,604
Property, plant and equipment	19	63,850	111,604
Right of use assets	19	435	350
Total non-current assets		68,747	131,778
Current assets
Trade and other receivables	20	5,641	63,359
Digital assets	21	368	80,759
Cash and cash equivalents		16,662	11,803
Total current assets		22,671	155,921

Total assets		91,418	287,699
EQUITY AND LIABILITIES
Equity
Share Capital	23	478	468
Share Premium	23	143,748	139,581
Share based payment reserve	24	6,801	1,905
Fair value reserve	24	-	414
Currency translation reserve	24	1,768	33
Other comprehensive income of equity accounted associates	24	-	6,571
Accumulated surplus/(loss)	24	(141,393)	52,838
Total equity		11,402	201,810

Current liabilities
Trade and other payables	25	8,310	15,245
Contingent consideration	25	-	8,071
Loans and borrowings	25	9,624	23,391
Income tax	13	-	7,679
Deferred tax	13	2,196	286
Lease liability		4	7
Total current liabilities		20,134	54,679
Non-current liabilities
Deferred tax	13	6,586	541
Issued debt - bond	25	31,356	26,908
Loans	26	21,492	3,391
Lease liability	25	448	370
Total liabilities		59,882	85,889

Total equity and liabilities		91,418	287,699

COMPANY STATEMENT OF FINANCIAL POSITION
		As at December 2022	As at December 2021
	Note	£'000	£'000

ASSETS
Non-current assets
Investment in subsidiaries	14	53,495	12,181
Investments at fair value through profit or loss	15	73	73
Investments accounted for using the equity method	16	2,374	13,817
Tangible fixed assets	18	1,821	-
Total non-current assets		57,763	26,071

Current assets
Trade and other receivables	20	456	8,598
Intercompany receivable, net	20	8,572	175,859
Cash and cash equivalents		115	126
Total current assets		9,143	184,583

Total assets		66,906	210,654

EQUITY AND LIABILITIES
Equity
Share Capital	23	478	468
Share Premium	23	143,748	139,581
Share based payment reserve	24	6,801	1,905
Other comprehensive income of equity accounted associates	24	-	6,571
Accumulated (loss)/surplus	24	(120,113)	18,986
Total equity		30,914	167,511

Current liabilities
Trade and other payables	25	4,636	8,164
Contingent consideration	25	-	8,071
Total current liabilities		4,636	16,235
Non-current liabilities
Loans and borrowings	26	31,356	26,908
Total liabilities		31,356	43,143

Total equity and liabilities		66,906	210,654

As permitted by s408 Companies Act 2006, the Company has not presented its own profit and loss account and related notes.  The Company's total comprehensive loss for the year was £139.1m (2021 - loss of £3.6m).

GROUP STATEMENT OF CHANGES IN EQUITY

	Share Capital	Share Premium	Currency translation reserve	Share based payment reserve	Fair Revaluation Reserve	Other comprehensive income of associates	Accumulated surplus/ (deficit)	Total
	£'000	£'000	£'000	£'000	£'000	£'000	£'000	£'000
Balance at 1 January 2022	468	139,581	33	1,905	414	6,571 -	52,838	201,810
Total comprehensive income for the period:
Profit for the period	-	-	-	-	-	-	(194,231)	(194,231)
Other comprehensive income	-	-	1,735	-	(414)	(6,571)	-	(5,250)
Total comprehensive income for the period	-	-	1,735	-	(414)	(6,571)	(194,231)	(199,481)
Transactions with equity owners:
Share capital issued	10	4,167	-	-	-	-	-	4,177
Share based payment charge	-	-	-	4,928	-	-	-	4,928
Share options/warrants exercised	-	-	-	(32)	-	-	-	(32)
Total transactions with equity owners	10	4,167	-	4,896	-	-	-	9,073

Balance at 31 December 2022	478	143,748	1,768	6,801	-	-	(141,393)	11,402

GROUP STATEMENT OF CHANGES IN EQUITY

	Share Capital	Share Premium	Currency translation reserve	Share based payment reserve	Fair Revaluation Reserve	Other comprehensive income of associates	Accumulated surplus/ (deficit)	Total
	£'000	£'000	£'000	£'000	£'000	£'000	£'000	£'000
Balance at 1 January 2021	304	1,540	443	75	-	-	21,965	24,327
Total comprehensive income for the period:
Profit for the period	-	-	-	-		-	30,765	30,765
Other comprehensive income	-	-	(410)	-	414	6,571	-	6,575
Total comprehensive income for the period	-	-	(410)	-	414	6,571	30,765	37,340
Transactions with equity owners:
Share capital issued	164	150,977	-	-	-	-	-	151,141
Issue costs of share capital	-	(12,936)	-	-	-	-	-	(12,936)
Share based payment charge	-	-	-	1,938	-	-	-	1,938
Share options/warrants exercised	-	-	-	(108)	-	-	108	-
Total transactions with equity owners	164	138,041	-	1,830	-	-	108	140,143

Balance at 31 December 2021	468	139,581	33	1,905	414	6,571	52,838	201,810

COMPANY STATEMENT OF CHANGES IN EQUITY
	Share Capital	Share Premium	Share based payment reserve	Other comprehensive income of associates	Accumulated surplus/ (deficit)	Total
	£'000	£'000	£'000	£'000	£'000	£'000
Balance at 1 January 2022	468	139,581	1,905	6,571	18,986	167,511
Total comprehensive income for the period:
Loss for the period	-	-	-	-	(139,098)	(139,098)
Other comprehensive income	-	-	-	(6,571)	-	(6,571)
Total comprehensive income for the period	-	-	-	(6,571)	(139,098)	(146,830)
Transactions with equity owners:
Share capital issued	10	4,167	-	-	-	4,177
Share based payments charge	-	-	4,928	-	-	4,928
Share options/warrants exercised	-	-		-		-
Total transactions with equity owners	10	4,167	4,896	-	-	9,073

Balance at 31 December 2022	478	143,748	6,801	-	(120,112)	30,915

	Share Capital	Share Premium	Share based payment reserve	Other comprehensive income of associates	Accumulated surplus/ (deficit)	Total
	£'000	£'000	£'000	£'000	£'000	£'000
Balance at 1 January 2021	304	1,540	75	-	22,429	24,348
Total comprehensive income for the period:
Loss for the period	-	-	-	-	(3,551)	(3,551)
Other comprehensive income	-	-	-	6,571	-	6,571
Total comprehensive income for the period	-	-	-	6,571	(3,551)	3,020
Transactions with equity owners:
Share capital issued	164	150,977	-	-	-	151,141
Issue costs of share capital	-	(12,936)				(12,936)
Share based payments charge	-	-	1,938	-	-	1,938
Share options/warrants exercised	-	-	(108)	-	108	-
Total transactions with equity owners	164	138,041	1,830	-	108	140,143

Balance at 31 December 2021	468	139,581	1,905	6,571	18,986	167,511

GROUP STATEMENT OF CASH FLOWS
		Year ended December 2022	Year ended December 2021
	Note	£'000	£'000
Cash flows from operating activities
Loss/(profit) before tax		(194,592)	39,271
Adjustments for:
Depreciation/Amortisation	8	23,449	11,511
Foreign exchange movements		(17,250)	589
Loss on disposal of tangible assets		18,779	-
Finance cost		18,321	2,142
Loss on sale of subsidiary and investment		44,804	629
Fair value change in digital assets through profit or loss	21	43,640	(1,628)
Impairment of intangible digital assets	18	4,168	535
Impairment of property, plant and equipment		45,143	-
Investment fair value movement	15	328	(183)
Share of loss from associate		4,872	1,198
Non-cash settlement of management fees	8	-	(1,561)
Revaluation of contingent consideration	26	(4,038)	(236)
Derecognition of contingent consideration		-	(352)
Hedging gain		(1,695)	-
Share based payment expense	23	4,928	1,938
Working capital changes:
(Increase)/decrease in trade and other receivables	20	(15,250)	(13,628)
Increase/(decrease) in trade and other payables	26	(83,021)	12,289
(Increase) in digital assets	21	36,751	(80,331)
Net cash used in operating activities		(70,663)	(27,817)

Investing activities
Investment at fair value through profit or loss	15	-	(220)
Acquisition of subsidiaries, net of cash acquired	17	-	(664)
Cash disposed of on disposal of subsidiary	19	(1,357)	-
Investment in associate	16	-	(7,353)
Proceeds from sale of investment	15	-	772
Purchase of tangible fixed assets	19	(87,353)	(78,972)
Proceeds from disposal of tangible fixed assets		10,028	-
Purchase of digital assets	22	-	(15,009)
Proceeds from sale of digital assets	22	84,225	11,308
Mining equipment prepayment		-	(47,426)
Net cash used in investing activities		5,543	(137,564)

Financing activities
Proceeds from new loan issuance	27	78,418	22,239
Proceeds from issue of loan in conjunction with the disposal of subsidiary	19	8,033	-
Lease payments	26	75	(7,379)
Loan repayments	26	-	(1,196)
Interest paid		(18,321)	(122)
Proceeds from debt issue - net of issue costs	26	-	26,908
Proceeds from shares issued - net of issue costs	23	-	134,684
Net cash generated from financing activities		68,055	175,133

Net increase in cash and cash equivalents		2,935	9,752
Effect of foreign exchange on cash and cash equivalents		1,924
Cash and cash equivalents at beginning of period		11,803	2,051
Cash and cash equivalents at end of period		16,662	11,803

Material non-cash movements:
●
The Group sold its Helios facility during the year, in exchange for paying down existing debt amounting to £70,764,000 and the issuance of £25,356,000 of the new loan. See Note 19 for additional details.
●
In March 2022, the Group entered into an agreement to exchange mining machines and terminate a hosting agreement.  See Note 19 for additional details.

Group - net debt reconciliation		Year ended 31 December 2022	Year ended 31 December 2021
		£'000	£'000
Current loans and borrowings	26	(9,624)	(23,391)
Current lease liability		(4)	(7)
Non-current issued debt - bonds	26	(31,356)	(26,908)
Non-current loans and borrowings	26	(21,492)	(3,391)
Non-current liability - lease		(448)	(370)
Cash and cash equivalents		16,662	11,803
Total net debt		(46,262)	(42,264)

The directors also consider their digital assets of £2.1m (2021 - £80.7m) as a liquid holding and as such net funds/(debt) would be £(44.2m) (2021 - £65.4m).

COMPANY STATEMENT OF CASH FLOWS
		Year ended December 2022	Year ended December 2021
	Note	£'000	£'000
Cash flows from operating activities
Loss before tax		(138,633)	(3,551)
Adjustments for:
Share of loss from associate		4,872	1,198
Fair value adjustment on contingent consideration		(4,038)	-
Foreign exchange movements		(6,158)	(409)
Share based payment expense		4,928	1,938
Loss on disposal of investment in subsidiary		104,252
Impairment of assets		15,120
Working capital changes:
(Increase)/decrease in trade and other receivables	20	8,142	(8,411)
Increase/(decrease) in trade and other payables	25	(3,328)	7,741
Net cash used in operating activities		(14,843)	(1,494)

Investing activities
Purchase of investments		-	(7,353)
(Increase)/decrease in loan to subsidiary		14,832	(154,075)
Net cash (used in(/generated from investing activities		14,832	(161,428)

Financing activities
Proceeds from debt issue - net of issue costs		-	26,908
Proceeds from shares issued - net of issue costs		-	134,684
Net cash generated from financing activities		-	161,592

Net (decrease)/increase in cash and cash equivalents		(11)	(1,330)
Cash and cash equivalents at beginning of period		126	1,456
Cash and cash equivalents at end of period		115	126

Company - net debt reconciliation		Year ended 31 December 2022	Year ended 31 December 2021
		£'000	£'000
Non-current loans and borrowings	26	(31,356)	(26,908)
Cash and cash equivalents		115	126
Total net (debt) / asset		(31,241)	(26,782)

NOTES TO THE FINANCIAL STATEMENTS

1.         COMPANY INFORMATION

Argo Blockchain PLC ("the Company") is a public company, limited by shares, and incorporated in England and Wales. The registered office is Eastcastle House, 27-28 Eastcastle Street, London, W1W 8DH. The Company was incorporated on 5 December 2017 as GoSun Blockchain Limited and changed its name to Argo Blockchain Limited on 21 December 2017. Also on 21 December 2017, the Company re-registered as a public company, Argo Blockchain plc. Argo Blockchain plc acquired a 100% subsidiary, Argo Innovation Labs Inc. (together "the Group"), incorporated in Canada, on 12 January 2018.

On 4 March 2021 the Group acquired 100% of the share capital of DPN LLC and was merged into new US entity Argo Innovation Facilities (US) Inc (also 100% owned by Argo Blockchain plc).

On 11 May 2021 the Group acquired 100% of the share capital of 9377-2556 Quebec Inc and 9366-5230 Quebec Inc. These are held by Argo Innovation Labs Inc. (Canada).

On 22 November 2022, the Group formed Argo Operating US LLC and Argo Holdings US Inc.

On 21 December 2022, Argo Innovation Facilities (US) Inc became Galaxy Power LLC. On 28 December 2022, the Group sold Galaxy Power LLC.

The principal activity of the Group is that of Bitcoin mining.

The ordinary shares of the Company are listed under the trading symbol ARB on the London Stock Exchange. The American Depositary Receipts of the Company are listed under the trading symbol ARBK on Nasdaq. The Company bond is listed on the Nasdaq Global Select Market under the trading symbol ARBKL.

The financial statements cover the year ended 31 December 2022.

2.         BASIS OF PREPARATION

The financial statements have been prepared in accordance with UK-adopted international accounting standards and with the requirements of the Companies Act 2006. The financial statements have been prepared under the historical cost convention, except for the measurement to fair value certain financial and digital assets and financial instruments as described in the accounting policies below.

The financial statements are prepared in sterling, which is the functional currency of the Company. Monetary amounts in these financial statements are rounded to the nearest thousand GBP. Argo Innovations Labs Inc., 9377-2556 Quebec Inc, and 9366-5230 Quebec Inc.'s functional currency is Canadian Dollars; Argo Operating US LLC and Argo Holdings US Inc.'s functional currency is United States Dollars; all entries from these entities are presented in the Group's presentational currency of Sterling. Where the subsidiaries functional currency is different from the parent, the assets and liabilities presented are translated at the closing rate as at the Statement of Financial Position date. Income and expenses are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions).

Critical accounting judgements and key sources of estimation uncertainty
The preparation of financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates. The significant judgements made by management in applying the Group's accounting policies and the key sources of estimation uncertainty are disclosed in Note 6.

3.         ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below.
Going Concern
The preparation of consolidated ﬁnancial statements requires an assessment on the validity of the going concern assumption. 2022 was a challenging year for Bitcoin miners: the depressed price of Bitcoin and the elevated global hashrate caused hashprice, the primary measure of mining profitability, to reach all-time lows in Q4 2022. In addition, global events resulted in disruption to fossil fuel energy markets which resulted in a significant increase in electricity prices. The low hashprice and elevated power prices significantly reduced Argo's profitability and its ability to generate free cash flow. During Q4 2022, the Group evaluated several strategic alternatives to restructure our balance sheet and improve our cash flow.
On 28 December 2022, the Group announced a series of transactions with Galaxy Digital Holdings, Ltd. ("Galaxy") that improved the Group's liquidity position and enabled the Group to continue its mining operations. As part of the transactions, Argo sold the Helios facility and real property in Dickens County, Texas to Galaxy for £54 million and refinanced existing asset-backed loans via a new £29 million, three-year asset-backed loan with Galaxy. The transactions reduced total indebtedness by £34 million and allowed Argo to simplify its operating structure.
While the Galaxy transactions strengthened the Group's balance sheet, material uncertainties exist that may cast significant doubt regarding the Group's ability to continue as a going concern and meet its liabilities as they come due. The significant uncertainties are:
1)            The Group's debt service obligations of approximately £22 million to 30 June 2024. Please see the net debt tables under the Group and Company cash flow statements for further information of the Group's exposure to liabilities and net position at the year end.
2)           The Group's exposure to Bitcoin prices, power prices, and hashprice, each of which have shown volatility over recent years and have a significant impact on the Group's future profitability. The Group may have difficulty meeting its liabilities if there are significant declines to the hashprice assumption or significant increases to the power price, particularly where there is a combination of both factors. The Directors' assessment of going concern includes a forecast drawn up to 30 June 2024 using the Group's estimate of the forecasted hashprice. Power costs are now also partially fixed per kilowatt hour as Galaxy has hedged the majority of the power obligations at Helios and, as per the hosting agreement in place, the Group has access to this power. Anticipated power costs based on this arrangement are reflected in the forecast prepared.
Offsetting these potential risks to the Group's cash flow are the Group's current cash balance, the Group's ability to generate additional funds by issuing equity for cash proceeds and selling certain non-core Group assets.
Based on information from Management, as well as independent advisors, the directors have considered the period to 30 June 2024, as a reasonable time period given the variable outlook of cryptocurrencies and the Bitcoin halving due in April 2024. Based on the above considerations, the Board believes it is appropriate to adopt the going concern basis in the preparation of the Financial Statements. However, the Board notes that the significant debt service requirements and the volatile economic environment, indicate the existence of material uncertainties that may cast significant doubt regarding the applicability of the going concern assumption and the auditors have made reference to this in their audit report.

Revenue and Other Income Recognition
Mined income: The Group recognised revenue during the period in relation to mined crypto. The Group enters into contracts with the mining pool. The performance obligation is identified to be the delivery of crypto into the Group's wallet once an algorithm has been solved. The transaction price is the fair value of crypto mined, being the fair value per the prevailing market rate for that crypto currency on the transaction date, and this is allocated to the number of crypto mined. These criteria for performance obligation are assessed to have occurred once the crypto has been received in the Group's wallet. Mining earnings are made up of the baseline block reward and transaction fees of between 5% to 10%, however, these are bundled together in the daily deposits from mining and therefore are not capable of being analysed separately.
Management fees: The Group recognised management fees on the services provided to third parties for management of mining machines on their behalf, ensuring the machines are optimised and mining as efficiently as possible. The performance obligation is identified as the services are performed, and thus revenue is recorded over time.
Other Income: The Group receives credits and or coupons for the purchase and use of "Application-Specific Integrated Circuits ("ASICs") on a periodic basis for Bitcoin Mining. These credits are provided to the Group after it purchases ASICs based on the variance between the price paid by the Group versus the reduction in ASIC prices. The credits are transferable. The Group elects to sells the credits at the market rate to willing buyers upon receipt of the credits. Other income is recognised at the date the sale is completed.
Derivative Contracts - Hedging: In 2022, the Group used derivatives contracts in connection with some of its lending activities and its treasury management. Derivative contracts are susceptible to additional risks that can result in a loss of all or part of the investment. The Group's derivative activities and exposure to derivative contracts are subject to interest rate risk, credit risk, foreign exchange risk, and macroeconomic risks. In addition, Argo is also subject to additional counterparty risks due to its potential inability of its counterparties to meet the terms of their contracts. The Group participates in both Future and Forward contracts as well as option contracts. Some of these derivatives are listed on exchange whereas some of these are traded over the counter.

Basis of consolidation
Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.
The Group re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Group gains control until the date the Group ceases to control the subsidiary.
The Group consists of Argo Blockchain plc and its wholly owned subsidiaries Argo Innovation Labs Inc, Argo Operating US LLC, Argo Holdings US Inc., 9366-5230 and 9377-2556.
In the parent company financial statements, investments in subsidiaries, joint ventures and associates are accounted for at cost less impairment.
The consolidated financial statements incorporate those of Argo Blockchain plc and all of its subsidiaries (i.e., entities that the Group controls through its power to govern the financial and operating policies so as to obtain economic benefits). Subsidiaries acquired during the year are consolidated using the purchase method. Their results are incorporated from the date that control passes. On the basis that Argo Innovation Labs Limited was dormant during the year and is immaterial to the Group, it was not included in these consolidated financial statements.
All financial statements are made up to 31 December 2022. Where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies used into line with those used by other members of the Group.
All intra-group transactions, balances and unrealised gains on transactions between group companies are eliminated on consolidation.

Business Combinations
The Group applies the acquisition method to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred to the former owners of the acquire and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The Group recognises any non-controlling interest in the acquiree on an acquisition-by-acquisition basis, either at fair value or at the non-controlling interest's proportionate share of the recognised amounts of acquiree's identifiable net assets.
Acquisition-related costs are expensed as incurred.
If the business combination is achieved in stages, the acquisition date carrying value of the acquirer's previously held equity interest in the acquiree is re-measured to fair value at the acquisition date; any gains or losses arising from such re-measurement are recognised in profit or loss.
Contingent consideration is classified either as equity or as a financial liability. Amounts classified as a financial liability are subsequently remeasured to fair value, with changes in fair value recognised in profit or loss.

Associates
Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting. Under the equity method, the investment is initially recognised at cost, and the carrying amount is increased or decreased to recognise the investor's share of the profit or loss of the investee after the date of acquisition. The Group's investment in associates includes goodwill identified on acquisition.
If the ownership interest in an associate is reduced but significant influence is retained, only a proportionate share of the amounts previously recognised in other comprehensive income is reclassified to profit or loss where appropriate.
The Group's share of post-acquisition profit or loss is recognised in the income statement, and its share of post-acquisition movements in other comprehensive income is recognised in other comprehensive income with a corresponding adjustment to the carrying amount of the investment. When the Group's share of losses in an associate equal or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred legal or constructive obligations or made payments on behalf of the associate.
The Group determines at each reporting date whether there is any objective evidence that the investment in the associate is impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value and recognises the amount adjacent to 'share of profit/(loss) of associates in the income statement.
Gains and losses resulting from upstream and downstream transactions between the Group and its associate are recognised in the Group's financial statements only to the extent of unrelated investor's interests in the associates. Unrealised losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.
Dilution gains and losses arising in investments in associates are recognised in the income statement.

Segmental reporting
Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the CEO or equivalent. The directors consider that the Group has only one significant reporting segment being crypto mining which is fully earned by a Canadian and USA subsidiary for the financial year ended 31 December 2022.

Loans and issued debt
Loans and issued debt are recognised initially at fair value, net of transaction costs incurred. Loans and issued debt are subsequently carried at amortised cost; any difference between the proceeds and the redemption value is recognised in the income statement over the period of the borrowings, using the effective interest method. Loans and issued debt are removed from the statement of financial position when the obligation specified in the contract is discharged, cancelled or expired. Loans and borrowings and issued debt are classified as current liabilities unless the Group has an unconditional right to defer settlement of a liability for at least 12 months after the end of the reporting period.

Intangible assets
Intangible fixed assets comprise of the Group's website and digital assets that were not mined by the Group and are held by Argo Labs (our internal team) as investments. The Group's website is recognised at cost and are subsequently measured at cost less accumulated amortisation and accumulated impairment losses. Amortisation is recorded within administration expenses. Digital assets recorded under IAS 38 have an indefinite useful life initially measured at cost, and subsequently measured at fair value.
Argo's primary business is focused on cryptocurrency mining. Argo Labs is an in-house innovation arm focused on identifying opportunities within the disruptive and innovative sectors of the broader cryptocurrency ecosystem. Argo Labs uses a portion of Argo's crypto assets to deploy into various blockchain projects.
Increases in the carrying amount arising on revaluation of digital assets are credited to other comprehensive income and shown as other reserves in shareholders' equity. Decreases that offset previous increases of the same asset are charged in other comprehensive income and debited against the fair value reserve directly in equity; all other decreases are charged to the income statement.
The fair value of intangible cryptocurrencies on hand at the end of the reporting period is calculated as the quantity of cryptocurrencies on hand multiplied by price quoted on www.coingecko.com, one of the leading crypto websites, as at the reporting date.
Costs relating to the development of website are capitalised once all the development phase recognition criteria of IAS 38 "Intangible Assets" are met. Amortisation is charged on a straight-line basis over the estimated useful life of 5 years. The useful life represents management's view of the expected period over which the Group will receive benefits from the Website, as well as anticipation of future events which may impact their useful life, such as changes in technology.
Goodwill is initially measured at cost (being the excess of the consideration transferred and the amount recognised for non-controlling interests and any previous interest held of the net identifiable assets acquires and liabilities assumed). If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, the difference is recognised in profit or loss.
If the business combination is achieved in stages, the acquisition date carrying value of the acquirer's previously held equity interest in the acquiree is remeasured to fair value at the acquisition date. Any gains or losses arising from such remeasurement are recognised in profit or loss.

Tangible fixed assets
Tangible fixed assets comprise of right of use assets, office equipment, mining and computer equipment, data centres, leasehold improvements, and electrical equipment.
Right of use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjust for any remeasurement of lease liabilities. The cost of the right of use assets includes the amount of lease liabilities recognised, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right of use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets.
Office equipment assets are measured at cost, less any accumulated depreciation and impairment losses. Office equipment is depreciated over 3 years on a straight-line basis.
Tangible fixed assets are initially measured at cost and subsequently measured at cost or valuation, net of amortisation and any impairment losses. Cost includes the original purchase price of the asset and any costs attributable to bringing the asset to its working condition for its intended use. An item of property, plant and equipment is recognised as an asset if it is probable that future economic benefits associated with the asset will flow to the entity, and the cost of the asset can be measured reliably.
Data centres: Depreciation on the data centres is recognised so as to write off the cost or valuation of assets less their residual values over their estimated useful lives of 25 years on a straight-line basis from when they are brought into use. Depreciation is recorded in the Income Statement within general administrative expenses once the asset is brought into use. Any land component is not depreciated.
Mining and computer equipment and leasehold improvements: Depreciation is recognised so as to write off the cost or valuation of assets less their residual values over their estimated useful lives. It is 3 to 4 years in the case of mining and computer equipment and 5 years in the case of the leasehold improvements, on a straight-line basis. Depreciation is recorded in the Statement of Comprehensive Income within direct costs.
Electrical equipment: Depreciation is recognised on a straight-line basis to write off the cost less their residual values over their estimated useful lives of 3 years.
Management assesses the useful lives based on historical experience with similar assets as well as anticipation of future events which may impact their useful life.

Impairment of non-financial assets
At each reporting period end date, the Group reviews the carrying amounts of its non-financial assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Group and Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Digital assets
Digital assets consist of mined bitcoin, and do not qualify for recognition as cash and cash equivalents or financial assets and have an active market which provides pricing information on an ongoing basis.
The Group has assessed that it acts in a capacity as a commodity broker-trader as defined in IAS 2, Inventories, in characterising its holding of Digital assets as inventory. If assets held by commodity broker-traders are principally acquired for the purpose of selling in the near future and generating a profit from fluctuations in price or broker-traders' margin, such assets are accounted for as inventory, and changes in fair value (less costs to sell) are recognised in profit or loss. Digital assets are initially measured at fair value. Subsequently, digital assets are measured at fair value with gains and losses recognised directly in profit or loss.
Digital assets are included in current assets as management intends to dispose of them within 12 months of the end of the reporting period. Digital assets are cryptocurrencies mined by the Group. Cryptocurrencies not mined by the Group are recorded as Intangible Assets (see note 18).

Cash and cash equivalents
Cash and cash equivalents comprise cash at bank and in hand and demand deposits with banks and other financial institutions, that are readily convertible into known amounts of cash, and which are subject to an insignificant risk of changes in value. The Group considers the credit risk on cash and cash equivalents to be limited because the counterparties are banks with high credit ratings assigned by international credit rating agencies.

Financial instruments
Financial assets: Financial assets are recognised in the Statement of Financial Position when the Group becomes party to the contractual provisions of the instrument. Financial assets are classified into specified categories. The classification depends on the nature and purpose of the financial assets and is determined at the time of recognition. Financial assets are subsequently measured at amortised cost, fair value through OCI, or fair value through profit and loss.
The classification of financial assets at initial recognition that are debt instruments depends on the financial asset's contractual cash flow characteristics and the Group's business model for managing them. The Group initially measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs.
In order for a financial asset to be classified and measured at amortised cost, it needs to give rise to cash flows that are 'solely payments of principal and interest (SPPI)' on the principal amount outstanding. This assessment is referred to as the SPPI test and is performed at an instrument level.
The Group's business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both.

Subsequent measurement: For purposes of subsequent measurement, financial assets are classified in four categories:
●
Financial assets at amortised cost
●
Financial assets at fair value through OCI with recycling of cumulative gains and losses (debt instruments)
●
Financial assets designated at fair value through OCI with no recycling of cumulative gains and losses upon derecognition (equity instruments)
●
Financial assets at fair value through profit or loss

Equity Instruments: The Group subsequently measures all equity investments at fair value. Dividends from such investments continue to be recognised in profit or loss as other income when the Group's right to receive payments is established. Changes in the fair value of financial assets at FVPL are recognised in other gains/(losses) in the statement of profit or loss as applicable.

Financial assets at amortised cost (debt instruments): This category is the most relevant to the Group. The Group measures financial assets at amortised cost if both of the following conditions are met:
●
The financial asset is held within a business model with the objective to hold financial assets in order to collect contractual cash flows; and
●
The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial assets at amortised cost are subsequently measured using the effective interest rate (EIR) method and are subject to impairment. Interest received is recognised as part of finance income in the statement of profit or loss and other comprehensive income. Gains and losses are recognised in profit or loss when the asset is derecognised, modified or impaired. The Group's financial assets at amortised cost include other receivables and cash and cash equivalents.

Derecognition: A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognised (i.e., removed from the Group's consolidated Balance sheet) when:
●
The rights to receive cash flows from the asset have expired; or
●
The Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a 'pass-through' arrangement; and either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset
When the Group has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if, and to what extent, it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all of the risks and rewards of the asset, nor transferred control of the asset, the Group continues to recognise the transferred asset to the extent of its continuing involvement. In that case, the Group also recognises an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.
Impairment of financial assets: The Group recognises an allowance for expected credit losses (ECLs) for all debt instruments not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original EIR. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.
The Group recognises an allowance for ECLs for all debt instruments not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original EIR. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12-months (a 12-month ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (a lifetime ECL).
For the years ended 31 December 2022 and 2021 the Group has not recognised any ECLs.
For other receivables due in less than 12 months, the Group applies the simplified approach in calculating ECLs, as permitted by IFRS 9. Therefore, the Group does not track changes in credit risk, but instead, recognises a loss allowance based on the financial asset's lifetime ECL at each reporting date.
The Group considers a financial asset in default when contractual payments are 90 days past due. However, in certain cases, the Group may also consider a financial asset to be in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Group. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows and usually occurs when past due for more than one year and not subject to enforcement activity.
At each reporting date, the Group assesses whether financial assets carried at amortised cost are credit impaired. A financial asset is credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred. The Company has an Intercompany loan due from its 100% Canadian subsidiary for which there is no formal agreement including payment date and therefore it cannot be considered to be in breach of an agreement and accordingly the loan is not subject to adjustments and is maintained at its book value in the financial statements.
Financial liabilities: Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss, loans and borrowings, payables, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. All financial liabilities are recognised initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs. The Group's financial liabilities include trade and other payables and loans.
Subsequent measurement: The measurement of financial liabilities depends on their classification, as described below:
Loans and trade and other payables: After initial recognition, interest-bearing loans and borrowings and trade and other payables are subsequently measured at amortised cost using the EIR method. Gains and losses are recognised in the statement of profit or loss and other comprehensive income when the liabilities are derecognised, as well as through the EIR amortisation process.
Amortised cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortisation is included as finance costs in the statement of profit or loss and other comprehensive income. This category generally applies to trade and other payables.
Derecognition: A financial liability is derecognised when the associated obligation is discharged or cancelled or expires.
When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognised in profit or loss or other comprehensive income.
Equity instruments: Equity instruments issued by the Group are recorded at the proceeds received, net of transaction costs. Dividends payable on equity instruments are recognised as liabilities once they are no longer at the discretion of the Group. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Leases
At inception of a contract, the Group assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Group uses the definition of a lease in IFRS 16.
The Group recognises a right-of-use asset and a lease liability at the lease commencement date. The right-of use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.
The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Group by the end of the lease term or the cost of the right-of-use asset reflects that the Group will exercise a purchase option. In that case the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.
The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group's incremental borrowing rate. Generally, the Group uses its incremental borrowing rate as the discount rate.
The Group determines its incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased. The lease liability is measured at amortised cost using the effective interest method. It is remeasured when there is a change in future lease payments.
When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

Taxation
The tax expense represents the sum of tax currently payable or receivable and deferred tax.
Current tax: The tax currently payable or receivable is based on taxable profit or loss for the year. Taxable profit or loss differs from net profit or loss as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the reporting end date.
Deferred tax: Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Deferred income tax assets are recognised on deductible temporary differences arising from investments in subsidiaries, associates and joint arrangements only to the extent that it is probable the temporary difference will reverse in the future and there is sufficient taxable profit available against which the temporary difference can be utilised.
The carrying amount of deferred tax assets is reviewed at each reporting end date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered. Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled, or the asset is realised. Deferred tax is charged or credited to the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity. Deferred tax assets and liabilities are offset when the Company has a legally enforceable right to offset current tax assets and liabilities and the deferred tax assets and liabilities relate to taxes levied by the same tax authority.

Employee benefits
The costs of short-term employee benefits are recognised as a liability and an expense, unless those costs are required to be recognised as part of non-current assets.
The cost of any unused holiday entitlement is recognised in the period in which the employee's services are received.
Termination benefits are recognised immediately as an expense when the Company is demonstrably committed to terminate the employment of an employee or to provide termination benefits.
The Group does not have any pension schemes.

Share-based payments
Equity-settled share-based payments are measured at fair value at the date of grant by reference to the fair value of the equity instruments granted using the Black-Scholes model. The fair value determined at the grant date is expensed on a straight-line basis over the vesting period, based on the estimate of shares that will eventually vest. A corresponding adjustment is made to equity.
When the terms and condition of equity settled share-based payments at the time they were granted are subsequently modified, the fair value of the share-based payment under the original terms and conditions and under the modified terms and conditions are both determined at the date of the modification. Any excess of the modified fair value over the original fair value is recognised over the remaining vesting period in addition to the grant date fair value of the original share-based payment. The share-based payment expense is not adjusted if the modified fair value is less than the original fair value.
Cancellations or settlements are treated as an acceleration of vesting and the amount that would have been recognised over the remaining vesting period is recognised immediately.
As a result of the increase in share price and the impact of the estimation of share-based payments the Group has now recognised an expense for the outstanding share options and warrants.

Foreign exchange
Transactions in currencies other than pounds sterling are recorded at the rates of exchange prevailing at the dates of the transactions. At each reporting end date, monetary assets and liabilities that are determined in foreign currencies are retranslated at the rates prevailing on the reporting end date - Gains and losses arising on translation are included in the income statement for the period. At each reporting end date, non-monetary assets and liabilities that are determined in foreign currencies are retranslated at the rates prevailing on the opening balance sheet date. Gains and losses arising on translation of subsidiary undertakings are included in other comprehensive income and contained within the foreign currency translation reserve.

Earnings per share
Basic earnings per share is calculated by dividing:
●
the profit attributable to owners of the Company, excluding any costs of servicing equity other than ordinary shares;
●
by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year and excluding treasury shares.
Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account:
●
the after-income tax effect of interest and other financing costs associated with dilutive potential ordinary shares; and
●
the weighted average number of additional ordinary shares that would have been outstanding, assuming the conversion of all dilutive potential ordinary shares.

4.         FINANCIAL RISK FACTORS

The Group's activities expose it to a variety of financial risks: market risk, credit risk and liquidity risk. The Group's overall risk management programme seeks to minimise potential adverse effects on the Group's financial performance. Risk management is undertaken by the Board of Directors.

Market Risk
The Group is dependent on the state of the cryptocurrency market, sentiments of crypto assets as a whole, as well as general economic conditions and their effect on exchange rates, interest rates and inflation rates. During the year the Group sold its digital assets held at 31 December 2021 at a significant loss. The Group now sells its Bitcoin production as it is mined to reduce the impact of Bitcoin prices.
The Group is also subject to market fluctuations in foreign exchange rates. The subsidiary (Argo Innovation Labs Inc.) is based in Canada, and transacts in CAD$, USD$ and GBP. 9377-2556 Quebec Inc. and 9366-5230 Quebec Inc. are based in Canada and transact in CAD. Argo Innovations Facilities (US) Inc., Argo Holdings US Inc. and Argo Operating US LLC are located in the United States of America and transacts in USD. The Group bond is denominated in USD. Cryptocurrency is primarily convertible into fiat through USD currency pairs and through USD denominated stable coins and is the primary method for the Group for conversion into cash. The Group maintains bank accounts in all applicable currency denominations.

Foreign currency sensitivity
The following tables demonstrate the sensitivity to a reasonable possible change in USD and CAD exchange rates, with all other variables held constant. The impact on the Group's profit before tax is due to changes in the fair value of monetary assets and liabilities.

	Change in USD rate	Effect on profit before tax	Effect on pre-tax equity
		£'000	£'000
2022	+/-10%	+/- 4,302	-

2021	+/-10%	+/-250	+/-87

	Change in CAD rate	Effect on profit before tax	Effect on pre-tax equity
		£'000	£'000
2022	+/-10%	+/- 1,471	-

2021	+/-10%	+/-1,611	+/-3,208

Interest rate sensitivity
The following table demonstrates the sensitivity to a reasonable possible change in interest rates on the portion of the loans and borrowings affected. With other variables held constant, the impact on the Group's profit before tax is affected through the impact on floating rate borrowings, as follows.
	Increase/decrease in basis points	Effect on profit before tax
		£'000
2022	+/-180	+/-522

2021	0%	+/-0

Credit risk
Credit risk arises from cash and cash equivalents as well as any outstanding receivables. Management does not expect any losses from non-performance of these receivables. The amount of exposure to any individual counter party is subject to a limit, which is assessed by the Board.
The Group considers the credit risk on cash and cash equivalents to be limited because the counterparties are banks with high credit ratings assigned by international credit rating agencies. However, the banking sector is not currently favourable toward crypto based businesses in all of the jurisdictions that the Group operates and as such the Group has opened accounts with a number of Tier 2 banks in order to mitigate the risk of an account being deactivated or closed by the bank. Management continues to assess various opportunities to partner with FDIC-insured banks and or financial institutions.
The Company considers the intercompany loan to its subsidiary (Argo Innovation Labs Inc.) to be fully recoverable based on review of projected cash flows and acceptance of regular payments directly to the Company's creditors.
The carrying amount of financial assets recorded in the financial statements represent the Group's and Company's maximum exposure to credit risk. The Group and Company do not hold any collateral or other credit enhancements to cover this credit risk.

Liquidity risk
Liquidity risk arises from the Group's management of working capital. It is the risk that the Group will encounter difficulty in meeting its financial obligations as they fall due.
Management updates cashflow projections on a regular basis and closely monitors the cryptocurrency market on a daily basis. Accordingly, the Group's controls over expenditure are carefully managed, in order to maintain its cash reserves. The Treasury committee meets on a weekly basis to make decisions around future cashflows and working capital requirements. Decisions may include considering debt/equity options alongside selling Bitcoin.
The table below analyses the Group's non-derivative financial liabilities and net-settled derivative financial liabilities into relevant maturity groupings, based on the remaining period at the Statement of Financial Position to the contractual maturity date. Derivative financial liabilities are included in the analysis if their contractual maturities are essential for an understanding of the timing of the cash flows. The amounts disclosed in the table are the contractual undiscounted cash flows.
The Group complied with all covenants during the year and through the reporting date.

	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years
At 31 December 2022
Loans	9,624	11,314	10,178	-
Lease liabilities	4	8	12	424
Issued debt - bonds	-	-	31,356	-

At December 2021
Loans	23,901	2,188	693	-
Lease liabilities	21	42	63	251
Issued debt - bonds	-	-	26,908	-

Capital risk management
The Group's objectives when managing capital is to safeguard the Group's ability to continue as a going concern, in order to provide returns for shareholders and benefits for other stakeholders, and to maintain an optimal capital structure. In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders or issue new shares.
The Group carefully monitors its EBITDA vs. debt, net assets vs. debt and market capitalisation vs. debt ratios. Please see the net debt tables below the cashflows and note 27 showing the fair value hierarchy of liabilities.

5.         ADOPTION OF NEW AND REVISED STANDARDS AND INTERPRETATIONS
The Group has adopted all recognition, measurement and disclosure requirements of IFRS, including any new and revised standards and Interpretations of IFRS, in effect for annual periods commencing on or after 1 January 2022. The adoption of these standards and amendments did not have any material impact on the financial result or position of the Group.
At the date of authorisation of these financial statements, the following Standards and Interpretation, which have not yet been applied in these financial statements, were in issue but not yet effective:
Standard or Interpretation	Description	Effective date for annual accounting period beginning on or after
IAS 1	Amendments - Presentation and Classification of Liabilities	TBC
IFRS 16	Amendments - Lease liability in a sale and leaseback	TBC
IAS 1	Amendments - Disclosure of Accounting Policies	1 January 2023
IAS 8	Amendments - Definition of Accounting Estimates	1 January 2023
IAS 12	Amendments - Deferred Tax related to Assets and Liabilities arising from a Single Transaction	1 January 2023
IAS 17	Amendments - Insurance Contracts	1 January 2023
The Group has not early adopted any of the above standards and intends to adopt them when they become effective.

6.         KEY JUDGEMENTS AND ESTIMATES

In the application of the Group's accounting policies, the directors are required to make judgements, estimates and assumptions about the carrying amount of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.
The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised where the revision affects only that period, or in the period of the revision and future periods where the revision affects both current and future periods.
The estimates and assumptions which have a significant risk of causing a material adjustment to the carrying amount of assets and liabilities are outlined below.

Valuation of tangible and intangible fixed assets - Notes 18 and 19
The directors considered whether any impairments were required on the value of the property, plant and equipment. In doing so they made use of forecasts of revenues and expenditure prepared by the Group and came to the conclusion that impairment of those assets were required based on current forecasts. Key assumptions include Bitcoin production, hashprice and the discount rate.
The assets held within Argo Labs are classified as intangible assets. Any impairment of these assets is reflected in the income statement and any increases in fair value are reflected in the fair value reserve. Argo Labs is an in-house innovation arm focused on identifying opportunities within the disruptive and innovative sectors of the broader cryptocurrency ecosystem. Argo Labs uses a portion of Argo's crypto assets to deploy into various blockchain projects.

Valuation of investments in subsidiaries and amounts due from group companies - Note 20
The Board considered amounts due from group companies and whether any further impairments were required on their carrying value. When considering these amounts they made use of forecasts of the profitability of the subsidiary and of their revenues and expenditure and concluded that impairment of those assets was unnecessary based on current forecasts and performance during the first part of 2023.
The forecasts to support this were built using our existing internal models showing positive cash contribution and profitability of the subsidiaries and their future value to the Group as a whole. Both pre and post year end these models continue to show that the contribution to the Group is at least the carrying value of these investments and as such no impairment has been recognised.

Share-based payments - Note 22
During the year (and in previous years) share based payments were made based on the fees due to certain individuals for services to be performed by them in the future. In calculating these payments, where possible the Directors consulted with professional advisers to establish the market rate for these services. In addition to this, the Company has also issued warrants and options to Directors, consultants and employees which have been valued in accordance with the Black Scholes model. Significant estimation and judgement is required by the directors when using the Black Scholes method. Further details of these estimates are available in note 22.

Investments accounted for using the equity method - Note 16
The Group holds significant influence over certain entities that are accounted for under the equity method of accounting. The shareholdings and nature of relationship details are in Note 16. The equity accounted loss has been calculated based on the latest management accounts made available by the investee company, which were unaudited.

Contingent liabilities - Notes 13 and 28
The Group is subject to tax liabilities as assessed by the tax authorities in the jurisdictions in which it operates. The Group has recorded its tax liabilities based on the information which it has available, as described in Note 13. However, a tax authority could challenge our allocation of income and transfer pricing, or assert that we are subject to a tax in a jurisdiction where we believe we have not established a taxable connection. If successful, these challenges could increase our expected tax liability in one or more jurisdictions. The Group is also subject to a class action lawsuit as described in Note 28 and no accrual has been made as there is no basis to estimate any liability.

7.         REVENUES
	Year ended 31 December 2022	Year ended 31 December 2021
	£'000	£'000
Crypto currency mining - worldwide	47,267	70,325
Crypto currency management fees - United States	96	3,879
Total revenue	47,363	74,204

Due to the nature of Cryptocurrency mining, it is not possible to provide a geographical split of the revenue stream.

Cryptocurrency mining revenues are recognised at a point in time.

Cryptocurrency management fees are services recognised over time.

Other Income

Argo held 2,441 Bitcoin (fair valued at £80m as at 31 December 2021) on its balance Sheet at the beginning of 2022. The Group used up to 1,504 Bitcoins as collateral with Galaxy Digital LP for a short-term payable on demand loan of USD$30 million (£22.2m) taken out on December 23, 2021. To protect its Bitcoin holdings used as collateral for the loan and reduce overall exposure, Argo took positions in the markets which resulted in a net hedge gain of £1.7m for 2022.

	2022	2021
Gain on Hedging	£'000	£'000
Gain on Hedging	1,695	-
Total gain on hedging	1,695	-

8.         EXPENSES BY NATURE
	2022	2021
Direct Costs	£'000	£'000
Depreciation of mining hardware	16,549	11,129
Hosting and other costs	21,634	11,057
Total direct costs	38,183	22,186

	2022	2021
Administrative expenses	£'000	£'000
Legal, professional, and regulatory fees	12,763	1,533
Salary and other employee related costs	9,610	2,662
Depreciation and amortisation	6,900	382
Insurance	6,027	1,408
Indirect taxes	3,684	-
Freight, postage & delivery	1,314	-
Consulting fees	828	684
Repairs and maintenance	863	692
Office general expenses	840	424
Travel	678	128
Public relations and associated activities	519	699
Impairment of intangible assets	-	535
Hedging costs	-	326
Carbon credits	-	252
Audit fees	310	239
Bank charges	240	247
Capital loss	116	-
Research costs	91	-
Write off of variable contingent consideration	-	(352)
Settlement re Crypto mining management fees	-	(1,561)
Foreign exchange gain (loss)	(17,250)	589
Total operating costs and administrative expenses	27,534	8,887

	2022	2021
Finance Costs	£'000	£'000
Interest on loans, including associated prepayment penalties	18,321	2,142
Total finance costs	18,321	2,142

9.         AUDITOR'S REMUNERATION
	2022	2021
	£'000	£'000
In relation to statutory audit services	251	170
Other audit assurance services	59	52
Total auditor's remuneration	310	222

10.        EMPLOYEES
The average monthly number of persons (including directors) employed by the Group during the period was:
	2022	2021
	Number	Number
Directors and employees	82	26

Their aggregate remuneration comprised:
	2022	2021
	£'000	£'000
Wages and salaries	8,934	2,286
Social security costs	646	199
Pension costs	30	25
Share based payments	4,928	1,392
	14,538	3,902

The average monthly number of persons (including directors) employed by the Company during the period was:
	2022	2021
	Number	Number
Directors and employees	6	4

Their aggregate remuneration comprised:
	2022	2021
	£'000	£'000
Wages and salaries	1,072	406
Social security costs	44	8
Pension costs	12	1
Share based payments	4,928	330
	6,056	745

11.        DIRECTOR'S REMUNERATION

	2022	2021
	£'000	£'000
Director's remuneration for qualifying services	1,285	856
Senior management loss of office	-	132
Share based payments	1,522	431
Total remuneration for directors and key management	2,807	1,419

The amounts above are remunerated through both salaries (of which, some are included in 10) and through service companies (as disclosed in note 29). Further details of Directors' remuneration are available in the Remuneration report. The highest paid director during the year earned £588k (2021 - £455k).

12.        EARNINGS PER SHARE

The basic earnings per share is calculated by dividing the profit/(loss) attributable to equity shareholders by the weighted average number of shares in issue.

The Group and Company has in issue 18,698,304 warrants and options at 31 December 2022 (2021: - 17,688,897).

	2022	2021
Net profit/(loss) for the period attributable to ordinary equity holders from continuing operations (£'000)	(194,321)	30,765
Weighted average number of ordinary shares in issue ('000)	473,930	397,513
Basic earnings (loss) per share for continuing operations (pence)	(40.98)	7.7

Net profit/(loss) for the period attributable to ordinary equity holders for continuing operations (£'000)	(194,321)	30,765
Diluted number of ordinary shares in issue ('000)	473,930	415,201
Diluted earnings (loss) per share for continuing operations (pence)	(40.98)	7.4

The diluted loss per Ordinary Share is calculated by adjusting the weighted average number of Ordinary Shares outstanding to consider the impact of options, warrants and other dilutive securities. As the effect of potential dilutive Ordinary Shares in the current year would be anti-dilutive, they are not included in the above calculation of dilutive earnings per Ordinary Share for 2022.

13.
TAXATION

Current tax:	2022 £'000	2021 £'000

Current tax on (loss)/profit for the year	(8,316)	7,679
Adjustments in respect of prior periods	-	-
Total current tax	(8,316)	7,679

Deferred tax:	2022 £'000	2021 £'000

Origination and reversal of temporary differences	7,955	827
Total deferred tax liability	7,955	827

Total tax (credit)/charge	(361)	8,506

No deferred tax has been recognised on the losses brought forward and carried interest on the UK, Canada and US losses given the uncertainty on the generation of future profits.

Income tax expense

The tax on the Group's profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

	2022	2021
	£'000	£'000
Profit (loss) before taxation	(194,592)	39,271
Expected tax charge (recovery) based on a weighted average of 25% (2021 - 25%) (UK, US and Canada)	(48,648)	9,746

Effect of expenses not deductible in determining taxable profit	26,406	1,779
Capital allowances in excess of depreciation	6,848	(3,770)
Other tax adjustments	205	(137)
Other timing differences	-	(385)
Origination and reversal of temporary differences	(827)	827
Unutilised tax losses carried forward	15,655	445
Taxation charge in the financial statements	(361)	8,506

The Group has tax losses available to be carried forward and used against trading profits arising in future periods of approximately £34,000,000 (2021 - £10,476,000).

The weighted average applicable tax rate was 25% (2021: 25%).

The movement in deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

Deferred tax liabilities	2022 £'000	2021 £'000

Digital assets	(286)	286
Gain on fair value of property acquired (see note 17)	442	442
Share of other comprehensive income of associates	-	99
Property, plant and equipment	8,626	-
Total deferred tax	8,782	827
Current portion	2,196	286
Non-current	6,586	541

A tax authority may disagree with tax positions that we have taken, which could result in increased tax liabilities. For example, Her Majesty's Revenue & Customs ("HMRC"), the IRS or another tax authority could challenge our allocation of income by tax jurisdiction and the amounts paid between our affiliated companies pursuant to our intercompany arrangements and transfer pricing policies, including amounts paid with respect to our intellectual property development. Similarly, a tax authority could assert that we are subject to tax in a jurisdiction where we believe we have not established a taxable connection and such an assertion, if successful, could increase our expected tax liability in one or more jurisdictions.

14.        INVESTMENT IN SUBSIDIARIES AND LOSS ON SALE OF SUBSIDIARY

Company
Details of the Company's subsidiaries at 31 December 2022 and 31 December 2021 are as follows:

Name of Undertaking	Country of Incorporation	Ownership Interest (%)	Voting Power Held (%)	Nature of Business
Argo Innovation Labs Inc.	Canada	100%	100%	***
Argo Innovation Labs Limited	UK	100%	100%	Dormant
Argo Innovation Facilities (US) Inc.	USA	100%	100%	*
9377-2556 Quebec Inc.	Canada	100%	100%	**
9366-5230 Quebec Inc.	Canada	100%	100%	**
Argo Holdings US Inc.	USA	100%	100%	****
Argo Operating US LLC	USA	100%	100%	*

* The provision of cryptocurrency mining services
** The provision of cryptocurrency mining sites
*** Converted from the provision of cryptocurrency mining services to cost centre in 2022
**** Holding company

Investment in subsidiaries	2022 £'000	2021 £'000

At 1 January	12,181	-
Additions	53,494	12,181
Disposals	(12,181)	-
At 31 December	53,494	12,181

The cost of the investment above is in respect of the DPN LLC acquisition further detail can be found in note 19.
9377-2556 Quebec Inc. and 9366-5230 Quebec Inc. are the GPU.One subsidiaries acquired on 11 May 2021 with registered addresses of 8 avenue William Dobell, Baie-Comeau, Quebec G4Z 1T7 and 10205 Irene Vachon, Mirabel, Quebec J7N 3E3 respectively. More information on this acquisition can be found in note 17.
Argo Holdings US Inc. was incorporated on November 22, 2022, with a registered office of 1209 Orange Street, Wilmington, Delaware, USA, 19801. The Company contributed shares in Argo Innovation Facilities (US) valued at £53.5m.
Argo Operations US LLC was formed on November 22, 2022, with a registered office of 1209 Orange Street, Wilmington, Delaware, USA, 19801.
Argo Innovation Facilities (US) Inc was incorporated on 25 February 2021 with a registered address of 2028 East Ben White Blvd. Austin, TX 78740. This entity held the Helios facility and real property in Dickens County, Texas. On 21 December 2022, Argo Innovation Facilities (US) Inc. was converted to Galaxy Power LLC. Galaxy Power LLC was sold on 28 December 2022 pursuant to an equity purchase agreement. The proceeds received for the sale were £53.0 million against a book value £97.8 million resulting in a loss on sale for the Group of £44.8 million.
The effects of the disposal of Galaxy Power LLC on the cash flows of the Group were:
Group at 28 December 2022
Carrying amounts of assets and liabilities as at the date of disposal:	£'000
Cash and bank balances	1,357
Property, plant and equipment	104,888
Trade and other debtors	297
Total assets	106,542

Trade and other creditors	9,764
Total liabilities	9,764

Net assets disposed of	96,778

Cash inflows arising from disposal:

Proceeds used to paydown existing debt	70,654
Issuance of new loan	(25,356)
Proceeds received in cash for new loans	6,676
Total Proceeds	51,974
Net assets disposed of (as above)	96,778
Loss on disposal	(44,804)

15.        INVESTMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS

Non-current Group	2022 £'000	2021 £'000

At 1 January	403	1,393
Foreign exchange movement	20	-
Additions	249	219
Fair value through profit or loss	(328)	183
Disposals	-	(1,392)
At 31 December	344	403

16.        INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD
	2022	2021

	£000's	£000s
Opening balance	13,817	-
Acquired during the period	-	8,444
Share of loss	(4,872)	(1,198)
Share of fair value (losses)/gains on intangible assets through other comprehensive income	(6,571)	6,571
Closing balance	2,374	13,817

Set out below are the associates of the Group as at 31 December 2022, which, in the opinion of the Directors, significant influence is held. The associate as listed below has share capital consisting solely of ordinary shares, which are held directly by the Group. The country of incorporation or registration is also their principal place of business.
Nature of investment in associates:
Name of entity	Address of the registered office	% of ownership interest	Nature of relationship	Measurement method
Emergent Entertainment PLC (Previously Pluto Digital plc)	Hill Dickinson LLP, 8th Floor The Broadgate Tower, 20 Primrose Street, London, United Kingdom, EC2A 2EW	19.94%	Refer below	Equity
On 3 February 2021 Argo invested in Pluto Digital PLC ("Pluto"), a crypto venture capital and technology company. The investment was satisfied with 75,000 Polkadot with a fair value at that date of £1.1m. Further to this in a second round of funding the Group invested an additional £7.4m on 8 March 2021.
In addition, Argo holds 121,666,666 warrants at a price of £0.12 each and 35,450,000 warrants at a price of £0.06 each. If Pluto was fully diluted Argo's ownership would be 33.26% as at 31 December 2022 including the exercise of the share warrants.
The warrants expired unexercised in February and March 2023.
In October 2022, Pluto merged with Maze Theory to become Emergent Entertainment PLC ("Emergent").
Argo owns 19.94% (2021 - 24.65%) of the total share capital and voting rights of the business. The Group retains the right to appoint a board member from Argo on Emergent's board based on its current ownership percentage.
Emergent Entertainment PLC is a next-generation entertainment company that brings storytellers and their audiences closer together by harnessing new technologies including virtual reality, augmented reality, artificial intelligence and blockchain.
Emergent Entertainment is a private company and there is no quoted market price available for its shares.
There are no contingent liabilities relating to the Group's interest in the associates.
The audited financial information for the period ended 30 September 2021, together with the unaudited management accounts for the period from 1 October 2021 to 31 December 2022, have been made available by Emergent to the Group and the figures in the above represent Argo's share of the loss for the period and movements in the fair value of the net assets (net of deferred tax).

Summarised financial information for associates
Set out below is the preliminary, unaudited financial information for Emergent Entertainment PLC which is accounted for using the equity method.
Summarised Statement of Financial Position

Current	As at December 31, 2022 £000's	As at December 31, 2021 £000's
Cash and cash equivalents	2,964	1,759
Other current assets (excluding cash)	3,650	335
Total current assets	6,614	2,094
Trade payables	280	88
Other current liabilities	74	1,494
Total current liabilities	354	1,582
Non-current
Tangible fixed assets	106	49
Investments and other non-current assets	11,596	56,000
Total non-current assets	11,702	56,049
Financial liabilities	4,809	2,807
Total non-current liabilities	4,809	2,807
Net assets	13,153	53,754

Summarised Statement of Comprehensive Income, Emergent Entertainment PLC
	2022	January 12 to December 31, 2021
	£000's	£000's
Revenue	352	-
Cost of sales	(224)	-
Gross profit	(128)	-
Operating costs	(12,088)	7,652
Revaluation loss - digital assets	(12,810)	(2,394)
Loss from operations	(24,770)	5,258
Non-operating costs	(209)	-
Income tax expense (recovery)	(2,579)	575
Post-tax loss	(23,400)	4,867
Other comprehensive income	(26,991)	26,991
Total comprehensive income (loss)	(49,391)	21,824

The information above reflects the amounts presented in the financial statements of the associate (and not Argo Blockchain Plc's share of those amounts) adjusted for differences in accounting policies between the Group and the associate.
Reconciliation of summarised financial information
	2022 £000's	2021 £000's
Summarised financial information (as adjusted)
Net assets, opening	56,052	-
Acquired during the period	-	34,228
Profit/(loss) for the period	(22,400)	(4,867)
Other comprehensive income	(26,991)	26,691
Closing net assets	6,661	56,052

Interest in associates (2022: 19.94%; 2021: 24.65%)*	2,374	13,818
Goodwill	-	-
Carrying value	2,374	13,818

*The percentage share of the associate profit or loss for the year was calculated and recorded on a month by month basis, based on the movements in the percentage ownership, from the unaudited management accounts.

17.        BUSINESS COMBINATION

GPU.One subsidiaries acquired from GPU.One Holding Inc.
On 11 May 2021, the Group acquired 100% of the share capital of GPU.One 9377-2556 Quebec Inc. and GPU.One 9366-5230 Quebec Inc. from its shareholder GPU.One Holding Inc. for a total consideration of £5.5m; consisting of £212k being satisfied in cash and the balance satisfied by the cancellation of certain prepayments and deposits previously paid by Argo to the vendor. Each of these acquired entities owned and operated a data centre within which Argo was the lead tenant.
The acquisition was performed to enable the Group to obtain control of its hosting facility and power costs across its facilities in Canada. From acquisition on 11 May 2021 to 31 December 2021 the GPU.One subsidiaries loss amounted to £3.4m which is fully consolidated. No revenue has been generated from these entities since acquisition, however both entities have provided hosting services to Argo Innovation Labs Inc. Both GPU.One entities were dormant up until the date of acquisition, when the relevant assets and liabilities acquired were transferred by GPU.One Holding Inc. to these entities immediately prior to acquisition. There is no difference between the amount consolidated within profit and loss and the amount which would have been consolidated if the acquisition happened on 1 January 2021.
The consideration was negotiated on an arm's length basis and primarily on the basis of the valuation of the land and buildings being acquired. The directors attribute the consideration as fair value of the land and buildings with no goodwill being recognised as currently Argo does not anticipate hosting any third parties at these sites in the medium term.
The fair values of the acquisition date assets and liabilities, together with any separately identifiable intangible assets, have been provisionally determined at 30 September 2021 because the acquisition was completed late in the period. The Group is currently obtaining the information necessary to finalise its valuation.
On a £1 for £1 basis certain deposits and other receivables totalling £668k were acquired. The directors consider these amounts fully recoverable and as such these receivables have not been impaired. Liabilities assumed are incorporated at their cost.
The following table summarises the consideration paid for the GPU.One subsidiaries and the fair value of assets acquired and liabilities assumed at the acquisition date:

Consideration

£'000
Cash	213
Payment for deposits	668
Cancellation of prepayment and deposits	4,656
Total consideration	5,537

Recognised amounts of identifiable assets acquired, and liabilities assumed

£'000
Cash and cash equivalents	4
Property, plant and equipment (Note 11)	10,779
Trade and other receivables	387
Trade and other payables	(326)
Property mortgages	(5,010)
Lease liability	(377)
Goodwill	80
Total	5,537

Fair value of assets acquired was assessed in line with independent valuations provided by CBRE of the sites. Given the continued demand for power sites and data centres in North America the Directors consider the valuations to be prudent, however they are still in line with the fair value and consideration paid for the entities, primarily (as discussed above) for Argo to gain access to the low cost of power and direct control of management of the miners at those sites. No acquisition costs have been recognised in the above calculations.

18.        INTANGIBLE FIXED ASSETS
Group	Goodwill	Digital assets	Website	2022 Total
	£'000	£'000	£'000	£'000
Cost
At 1 January 2022	80	5,303	671	6,054

Additions	-	1,728	-	1,728
Disposals	-	(2,058)	-	(2,058)
At 31 December 2022	80	4,973	671	5,724

Amortisation and impairment
At 1 January 2022	-	121	450	571
Foreign exchange movement		(1,321)	(18)	(1,339)

Fair value movement		4,601	-	4,601
Amortisation charged during the period	-	-	147	147
At 31 December 2022	-	3,309	579	3,888

Balance at 31 December 2022	80	1,572	92	1,744

Group	Goodwill	Digital assets	Website	2021 Total
	£'000	£'000	£'000	£'000
Cost
At 1 January 2021	-	-	671	671

Additions	80	18,216	-	18,296
Disposals	-	(12,792)	-	(12,792)
At 31 December 2021	80	5,424	671	6,175

Amortisation and impairment
At 1 January 2021	-	-	303	303
Foreign exchange movement	-	-	9	9
Impairment	-	535	-	535
Fair value gain		(414)	-	(414)
Amortisation charged during the period	-	-	138	138
At 31 December 2021	0	121	450	571

Balance at 31 December 2021	80	5,303	221	5,604

 Digital assets are cryptocurrencies not mined by the Group. The Group held crypto assets during the year, which are recorded at cost on the day of acquisition. Movements in fair value between acquisition (date mined) and disposal (date sold), and the movement in fair value in crypto assets held at the year end, impairment of the intangible assets and any increase in fair value are recorded in the fair value reserve.

The digital assets held below are held in Argo Labs (a division of the Group) as discussed above. The assets are all held in secure custodian wallets controlled by the Group team and not by individuals within the Argo Labs team. The assets detailed below are all accessible and liquid in nature.

As at 31 December 2022 Crypto asset name	Coins / tokens	Fair value £'000
Token deals	-	771
Ethereum - ETH	518	519
Polkadot - DOT	32,964	118
Alternative coins	-	164
As at 31 December 2022		1,572

19.        TANGIBLE FIXED ASSETS
Group	Right of use Assets	Office Equipment	Mining and Computer Equipment	Machine Components	Assets Under Construction	Leasehold Improvements	Data centres	Equipment	Total
£'000	£'000	£'000	£'000	£'000	£'000	£'000	£'000	£'000
Cost
At 1 January 2022	358	49	58,499	-	61,306	85	10,466	-	130,763

Foreign exchange movement - cost	17	2,744	-	7,287	4	560	-	10,612
Additions	75	-	117,246	17,364	-	7	0	86	134,779
Transfers to another class - cost	-	-	--	-	(68,593)	-	68,593	-	-
Disposals	-	(2)	(60,809)	-	-	(68,593)	-	(129,404)
At 31 December 2022	450	47	117,680	17,364	-	96	11,026	86	146,749

Depreciation and impairment
At 1 January 2022	8	-	18,507	-	-	65	229	-	18,809
Foreign exchange movement	-	-	868	-	-	3	11	-	882
Depreciation charged during the period	7	14	16,549	-	-	19	6,846	12	23,448
Impairment in asset	-	-	29,797	15,121	-	-	225	-	45,143
Disposals	-	-	-	-	-	-	(5,817)	-	(5,817)
At 31 December 2022	15	14	65,721	15,121	87	1,494	12	82,464

Carrying amount
At 1 January 2022	350	49	39,992	-	61,306	20	10,237	-	111,954
At 31 December 2022	435	33	51,959	2,244	-	9	9,532	74	64,285

Group	Right of use Assets	Office Equipment	Mining and Computer Equipment	Assets Under Construction	Leasehold Improvements	Data centres	Total
£'000	£'000	£'000	£'000	£'000	£'000	£'000
Cost
At 1 January 2021	7,379	-	17,865	-	85	-	25,329

Foreign exchange movement	-	-	(62)	-	-	-	(62)
Acquisition through business combination	358	-	-	12,180	-	10,466	23,004
Additions	-	49	33,317	49,126	-	-	82,492
Transfer to another class	(7,379)	-	7,379	-	-	-	-
At 31 December 2021	358	49	58,499	61,306	85	10,466	130,763

Depreciation and impairment
At 1 January 2021	-	-	7,443	-	48	-	7,491
Foreign exchange movement	-	-	(65)	-	-	-	(65)
Depreciation charged during the period	3,281	-	7,856	-	17	229	11,383
Transfer to another class	(3,273)	-	3,273	-	-	-	-
At 31 December 2021	8	-	18,507	-	65	229	18,810

Carrying amount
At 1 January 2021	7,379	-	10,422	-	-	-	17,833
At 31 December 2021	350	49	39,992	61,306	20	10,237	111,954

All property, plant and equipment is owned by the subsidiary, Argo Innovation Labs Inc. During the year, the lease for the right of use assets was settle by purchasing the mining equipment. Book balances were transferred to mining and computer equipment.

Acquisition of DPN LLC
On 8 March 2021 the Group completed the acquisition of DPN LLC to acquire 160 acres (with option to purchase a further 157 acres) of land in West Texas for the construction of a 200MW mining facility for completion mid-2022.
The acquisition of DPN LLC, effectively comprising the land acquisition in West Texas, has been treated as an asset acquisition in the financial statements. The consideration for the acquisition was an initial price of GBP 3.6m, satisfied by the issue and allotment to the shareholders of DPN LLC of 3,497,817 new ordinary shares in Argo, with up to a further 8.6m of shares payable if certain contractual milestones related to the facility are fulfilled.
Initial issue and allotment of GBP 3.6m has been recognised based on estimated fair value of assets received at acquisition in line with IFRS 2 Share based payments. Contingent consideration balance of this business combination has been subsequently measured at fair value with changes recognised in profit and loss in line with IFRS 9. Fair value of assets acquired was assessed in line with independent valuations of site by CBRE as well as external financial due diligence and financial modelling. Financial models used historical power purchase assumptions for the area and the Company's internal hash rate and Bitcoin pricing assumptions to help the Company evaluate the financial benefits of developing a Bitcoin mining operation on the land. Work performed by DPN LLC from August 2019, when it purchased the land, to March 2021, when it sold the land to the Company, to prepare for a Bitcoin mining operation added to the value of the land for that purpose.

Consideration at 8 March 2021

£'000
Share based payment	3,521
Contingent consideration to be settled in shares	8,659
Total	12,180
Allocated as follows
£'000
Tangible fixed assets (Asset under construction)	12,180
Total	12,180

Property, Plant and Equipment Impairments and Loss on Sale of Subsidiary
The Group has a single line of business, crypto mining. As such, the Group has one cash generating unit (CGU). At each reporting date, the Group assesses whether there is an indication that an asset may be impaired. If an indication exists, the Group estimates an asset's recoverable amount. An asset's recoverable amount is the higher of an asset's or CGU's fair value less costs of disposal and its value in use. When the carrying value of an asset or CGU exceed its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.
In assessing fair value of Mining and Computer Equipment, the Group used readily available price per terahash less a 15% discount for used equipment. In assessing value in use, the discounted estimated future cash flows over the useful life of the mining machines using a pre-tax discount rate of 23.28%. As a result of the analysis, an impairment of £24 million was recorded. A 5% change in the price per terahash has a £6.1 million impact on the impact of the impairment. A 1% change in the discount rate has a of £1.1 million impact on the impairment.
In assessing the recoverable amount of the CGU, the Group calculated the discounted cash flows of the CGU using a terminal growth rate of 3%. The pre-tax discount rate used was 23%. As a result of this analysis, an impairment of £5.8 million was recorded which has been attributed to Mining and Computer Equipment.

Impairment of Chips
In assessing the fair value of machine components, the Group used readily available chip set prices and management's estimate of other components in the chip sets to determine the value of chips on hand. As a result of this analysis, an impairment of £15million was recorded.

Loss on Sale
During the year, the Group sold chips that were previously purchased. The proceeds on these chip sales were £10,029 and the Group recorded a loss on disposal of fixed assets of £18,779.

Mining Machine Swap
In March 2022, the Group entered into an agreement to exchange mining machines and terminate a hosting agreement. With the completion of Helios, the Group no longer required third party hosting services. The agreement provided the hosting provider with ownership of the Group's machines at their facilities in exchange for new mining machines for our Helios facility. The hash rate between the two groups of mining machines was similar. This transaction lacks commercial substance, therefore, IFRS 16 requires the mining machines acquired be recorded at the book value of the mining machines transferred to the hosting service provider.

20.        TRADE AND OTHER RECEIVABLES / INTERCOMPANY
	Group 2022	Company 2022	Group 2021	Company 2021
	£'000	£'000	£'000	£'000
Trade and other receivables	-	-	13,194	8,008
Mining equipment prepayments	4,958	456	47,426	-
Other taxation and social security	683	-	2,739	590
Total trade and other receivables	5,641	456	63,359	8,598

Mining equipment prepayments consist of payments made and due on mining equipment due to arrive in 2023.

Other taxation and social security consist of purchase tax recoverable in Canada. GST and QST debtors are greater than 90 days as at 31 December 2022.

COMPANY - INTERCOMPANY
	Company 2022	Company 2021
	£'000	£'000
Amounts due from group companies, net	8,572	175,859
Funds advanced to group companies were used for operating expenses, settle debt and purchase tangible and intangible assets. There are no terms of repayment. The amounts due are non-interest bearing. The decrease in 2022 is as a result of the debts from Argo Innovation Facilities (US) which were converted to shares to be issued prior to the sale.

21.        DIGITAL ASSETS
The Group mined crypto assets during the period, which are recorded at fair value on the day of acquisition. Movements in fair value between acquisition (date mined) and disposal (date sold), and the movement in fair value in crypto assets held at the year end, are recorded in profit or loss.

All of the Group's holding in crypto currencies other than Bitcoin are now classified as intangible assets.

At the period end, the Group held Bitcoin representing a fair value of £528k. The breakdown of which can be seen below:

Group
	2022 £'000	2021 £'000
At 1 January	80,759	4,637

Additions
Crypto assets purchased and received	207	16,569
Crypto assets mined	47,267	70,325
Total additions	47,474	86,894

Disposals
Transferred to/from intangible assets	330	(5,424)
Crypto assets sold	(84,555)	(6,976)
Total disposals	(84,225)	(12,400)

Fair value movements
Gain/(loss) on crypto asset sales	(43,526)	437
Movements on crypto assets held at the year end	(114)	1,191
Total fair value movements	(43,640)	1,628

At 31 December	368	80,759

Carrying value of digital assets pledged as collateral	-	49,759

As at 31 December 2022, digital assets comprised 141 Bitcoin equivalents (2021: 2,441 Bitcoin).

22.        SHARE OPTIONS AND WARRANTS
The following options and warrants over Ordinary Shares have been granted by the Company and are outstanding:

Options/ Warrants	Grant Date	Expiry date	Exercise Price	Number of options/warrants outstanding 2022 '000	Number of options/warrants exercisable 2022 '000
Warrants	15 January 2021	15 January 2031	£1.25	240	240
Warrants	19 January 2021	18 January 2026	£0.90	110	110
Warrants	19 April 2021	19 March 2024	£1.35	224	224
Warrants	17 June 2021	19 March 2024	£1.50	22	22
Options	25 July 2018	25 July 2024	£0.16	1,000	1,000
Options	17 July 2019	16 July 2025	£0.16	537	537
Options	5 February 2020	4 February 2030	£0.07	4,362	4,362
Options	3 February 2021	2 February 2031	£0.94	159	151
Options	24 June 2021	23 June 2031	£1.26	1,000	500
Options	27 June 2021	26 June 2031	£1.35	500	250
Options	1 July 2021	30 June 2031	£1.16	500	250
Options	13 July 2021	12 July 2031	£1.00	1,000	500
Options	22 September 2021	22 September 2031	£1.57	4,150	1,758
Options	23 November 2021	23 November 2031	£1.30	500	184
Options	17 December 2021	16 December 2031	£0.86	675	234
Options	19 May 2022	19 May 2032	£0.51	3,350	861
Options	27 June 2022	27 June 2032	£0.34	250	42
Warrants	31 March 2022	31 March 2027	£0.94	60	60
Warrants	31 July 2022	31 July 2027	£1.00	10	10
Warrants	31 August 2022	31 August 2027	£1.04	10	10
Warrants	31 September 2022	31 September 2027	£1.12	10	10
Warrants	31 October 2022	31 October 2027	£1.05	10	10
Warrants	31 November 2022	31 November 2027	£1.02	10	10
Warrants	31 December 2022	31 December 2027	£1.01	10	10
				18,698	11,345

	Number of options and warrants '000	Weighted average exercise price £
At 1 January 2022	17,689	0.81
Granted	5,220	0.50
Exercised	(1,593)	0.07
Lapsed	(2,618)	0.89
Outstanding at 31 December 2022	18,698	0.68
Exercisable at 31 December 2022	11,345	0.61

	Number of options and warrants '000	Weighted average exercise price £
At 1 January 2021	42,202	0.13
Granted	10,698	1.63
Exercised	(34,351)	0.12
Lapsed	(860)	0.95
Outstanding at 31 December 2021	17,689	0.81
Exercisable at 31 December 2021	7,596	0.26

The weighted average remaining contractual life of options and warrants as at 31 December 2022 is 93 months (2021 -102 months). If the exercisable shares had been exercised on 31 December 2022 this would have represented 61% (2021 - 2%) of the enlarged share capital.
At the grant date, the fair value of the options and warrants prior to the listing date was the net asset value and post listing determined using the Black-Scholes option pricing model. Volatility was calculated based on data from comparable listed technology start-up companies, with an appropriate discount applied due to being an unlisted entity at grant date. Risk free interest has been based on UK Government Gilt rates for an equivalent term.

Grant date	Grant date share price	Exercise price	Volatility	Life	Risk Free interest rate %	Marketability discount
25 July 2018	0.08	0.16	40%	6 years	0.01	75%
17 July 2019	0.09	0.16	40%	6 years	0.01	90%
5 February 2020	0.07	0.07	40%	6 years	0.01	0%
3 February 2021	0.94	0.94	112%	10 years	0.01	0%
24 June 2021	1.26	1.26	112%	10 years	0.01	0%
27 June 2021	1.35	1.35	112%	10 years	0.01	0%
1 July 2021	1.23	1.16	112%	10 years	0.01	0%
13 July 2021	1.00	1.00	112%	10 years	0.01	0%
22 September 2021	1.57	1.57	112%	10 years	0.01	0%
23 November 2021	1.30	1.30	112%	10 years	0.01	0%
17 December 2021	0.86	0.86	112%	10 years	0.01	0%
19 May 2022	0.51	0.51	112%	10 years	0.01	0%
27 June 2022	0.34	0.34	112%	10 years	0.01	0%

23.        ORDINARY SHARES
	As at 31 December 2022	As at 31 December 2021
	£'000	£'000
Ordinary share capital
Issued and fully paid
468,082,335 Ordinary Shares of £0.001 each	468	303
Issued in the period
9,742,831 Ordinary Shares of £0.001 each	10	165
Fully paid not yet issued
Ordinary Shares of £0.001 each	-	-
477,825,166 Ordinary Shares of £0.001 each	478	468

Share premium
At beginning of the period	139,581	1,540
Cancelled during the period	-	-
Issued in the period	4,167	150,977
Issue costs	-	(12,936)
Fully paid not yet issued	-	-
At the end of period	143,748	139,581

24.        RESERVES
The following describes the nature and purpose of each reserve:
Reserve	Description
Ordinary Shares	Represents the nominal value of equity shares
Share Premium	Amount subscribed for share capital in excess of nominal value
Share based payment reserve	Represents the fair value of options and warrants granted less amounts transferred on exercise, lapse or expiry
Currency translation reserve	Cumulative effects of translation of opening balances on non-monetary assets between subsidiaries functional currencies (Canadian dollars and US Dollars) and Group presentational currency (Sterling).
Fair value reserve	Cumulative net gains on the fair value of intangible assets
Other comprehensive income of equity accounted associates	The other comprehensive income of any associates is recognised in this reserve
Accumulated surplus	Cumulative net gains and losses and other transactions with equity holders not recognised elsewhere.

25.        TRADE AND OTHER PAYABLES
	Group 2022	Company 2022	Group 2021	Company 2021
	£'000	£'000	£'000	£'000
Trade payables	2,754	1,791	10,259	8,023
Accruals and other payables	5,042	2,845	4,986	141
Other taxation and social security	515	-	-	-
Total trade and other creditors	8,311	4,636	15,245	8,164

Within trade payables is £nil (2021: £7,194,000) for amounts due for mining equipment not yet received. The directors consider that the carrying value of trade and other payables is equal to their fair value.
Contingent consideration
As part of the acquisition of DPN LLC up to a further £8.6m of shares were payable if certain contractual milestones related to the facility were fulfilled (see note 19).
The amount payable as contingent consideration was payable in shares and as such is revalued as at the balance sheet date and any gain or loss is recognised in profit or loss, which for the year ended 31 December 2021 amounted to £236k.
In June 2022, the Company issued 8,147,831 Ordinary Shares to settle £4m in contingent consideration. The remaining contingent consideration of £4m was not earned and as a result was reversed into profit or loss.

26.        LOANS AND BORROWINGS

Non-current liabilities	As at 31 December 2022 £'000	As at 31 December 2021 £'000
Issued debt - bond (a)	31,356	6,908
Galaxy loan (b)	19,183	-
Mortgages - Quebec facilities (c)	2,309	3,391
Lease liability	448	370
Total	53,296	30,669
Current liabilities
Galaxy loan (b)	8,819	22,239
Mortgages- Quebec facilities (c)	805	1,152
Lease liability	4	7
Total	9,628	23,398

(a)   Unsecured Bonds:

In November 2021, the Group issued an unsecured 5-year bond with an interest rate of 8.75%. The bonds mature on 30 November 2026. The bonds may be redeemed for cash in whole or in part at any time at the Group's option (i) on or after 30 November 2023 and prior to 30 November 2024, at a price equal to 102% of their principal amount, plus accrued and unpaid interest to, but excluding, the date of redemption, (ii) on or after 30 November 30 and prior to 30 November 2025, at a price equal to 101% of their principal amount, plus accrued and unpaid interest to, but excluding, the date of redemption, and (iii) on or after November 30, 2025 and prior to maturity, at a price equal to 100% of their principal amount, plus accrued and unpaid interest to, but excluding, the date of redemption. The Group may redeem the bonds, in whole, but not in part, at any time at its option, at a redemption price equal to 100.5% of the principal amount plus accrued and unpaid interest to, but not including, the date of redemption, upon the occurrence of certain change of control events. The bonds are listed on the Nasdaq Global Select Market under the symbol ARBKL.

(b)   Galaxy and related loans
On 23 December 2021 the Group entered into a loan agreement with Galaxy Digital LP for a loan of USD$30 million (£22.2m). The proceeds of the loan were used, in conjunction with funds raised previously, to continue the build-out the Texas data centre, Helios. The short-term loan was a Bitcoin collateralised loan with an interest rate of 8% per annum. This loan was repaid during the 2022 as part of the Galaxy transaction.
In March 2022, the Group entered into loan agreements with NYDIG ABL LLC for loans in the amounts of USD$26.7 million for the purchase of mining machines and Helios infrastructure, respectively. The loan was repaid during the year as part of the Galaxy transaction.

In May 2022, the Group entered into a loan agreement with Liberty Commercial Finance for a loan of USD$1.2 million (£1.0m) to purchase equipment. The loan is repayable over a period of 36 months with an interest rate of 11.9%. In June 2022, the loan was assigned to North Mill Equipment Finance LLC ("New Mill"). The loan was repaid during the year as part of the Galaxy transaction.

In December 2022, the Group sold Galaxy Power LLC (see note 14) and entered into a loan agreement with Galaxy Digital LLC for USD$35 million (£29m). Proceeds were used to pay off the Galaxy Digital LP, New Mill and NYDIG loans and working capital. The Galaxy Digital LLC loan is payable based on an amortization schedule over 32 months with an interest rate of the secured overnight financing rate by the Federal Reserve Bank of New York plus 11%. The loan is secured by the Group's property, plant and equipment.

(c)   Mortgages - Quebec Facilities

The mortgages are secured against the two buildings at Mirabal and Baie-Comeau and are repayable over periods from 3 months to 48 months at interest rates between 6.95% and 9.45% respectively.

27.        FINANCIAL INSTRUMENTS
	Group 2022	Company 2022	Group 2021	Company 2021
	£'000	£'000	£'000	£'000
Carrying amount of financial assets
Measured at amortised cost
- Mining equipment prepayments	4,958	456	47,426	-
- Trade and other receivables	-	-	13,194	183,867
- Cash and cash equivalents	16,662	115	11,803	126
Measured at fair value through profit or loss	344	73	403	73
Total carrying amount of financial assets	21,964	644	72,826	184,066

Carrying amount of financial liabilities
Measured at amortised cost
- Trade and other payables	8,311	3,675	10,259	8,163
- Short term loans	9,624	-	23,391	-
- Long term loans	21,492	-	3,391	-
- Issued debt - bonds	31,356	31,356	26,908	26,908
- Lease liabilities	452	-	377	-
Measured at fair value
- Fair value of contingent consideration	-	-	8,071	8,071
Total carrying amount of financial liabilities	71,235	35,031	72,397	43,142

Fair Value Estimation
Fair value measurements are disclosed according to the following fair value measurement hierarchy:

Quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1)

Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices), or indirectly (that is, derived from prices) (Level 2)

Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (Level 3). This is the case for unlisted equity securities.
The following table presents the Group's assets and liabilities that are measured at fair value at 31 December 2022 and 31 December 2021.
	Level 1	Level 2	Level 3	Total
Assets	£'000	£'000	£'000	£'000
Financial assets at fair value through profit or loss
- Equity holdings	21	-	73	94
- Digital assets	-	368	-	368
Total at 31 December 2022	21	368	73	462

Liabilities
Financial liabilities at fair value through profit or loss
- Deferred contingent consideration	-	-	-	-
Total at 31 December 2022	-	-	-	-

	Level 1	Level 2	Level 3	Total
Assets	£'000	£'000	£'000	£'000
Financial assets at fair value through profit or loss
- Equity holdings	329	-	73	402
- Digital assets	-	80,759	-	80,759
Total at 31 December 2021	329	80,759	73	81,161

Liabilities
Financial liabilities at fair value through profit or loss
- Deferred contingent consideration	-	-	8,071	8,071
Total at 31 December 2021	-	-	8,071	8,071

All financial assets are in listed and unlisted securities and digital assets.
There were no transfers between levels during the period.
The Group recognises the fair value of financial assets at fair value through profit or loss relating to unlisted investments at the cost of investment unless:
  -
There has been a specific change in the circumstances which, in the Group's opinion, has permanently impaired the value of the financial asset. The asset will be written down to the impaired value;
  -
There has been a significant change in the performance of the investee compared with budgets, plans or milestones;
  -
There has been a change in expectation that the investee's technical product milestones will be achieved or a change in the economic environment in which the investee operates;
  -
There has been an equity transaction, subsequent to the Group's investment, which crystallises a valuation for the financial asset which is different to the valuation at which the Group invested. The asset's value will be adjusted to reflect this revised valuation; or
  -
An independently prepared valuation report exists for the investee within close proximity to the reporting date.
  -
The deferred consideration has been fair valued to the yearend date as the amount is to be paid in Argo shares.

28.        COMMITMENTS AND CONTINGENCIES
The Group's material contractual commitments relate to the hosting services agreement with Galaxy Digital Qualified Opportunity Zone Business LLC, which provides hosting, power and support services at the Helios facility. Whilst management do not envisage terminating agreements in the immediate future, it is impracticable to determine monthly commitments due to large fluctuations in power usage and variations on foreign exchange rates, and as such a commitment over the contract life has not been determined. The agreement is for services with no identifiable assets, therefore, there is no right of use asset associated with the agreement.

The Group has entered into an agreement for the purchase of mining machines to be delivered in 2023. A deposit of USD$3.3M (£2.7m) is on account. Payments of USD$438k (£363k) and USD$424k (£352k) will be made prior to delivery of the machines.

As the Company disclosed on February 8, 2023, it is currently subject to a class action lawsuit. The case, Murphy vs Argo Blockchain plc et al, was filed in the Eastern District of New York on 26 January 2023. The Company refutes all of the allegations and believes that this class action lawsuit is without merit. The Company is vigorously defending itself against the action. We are not currently subject to any other material pending legal proceedings or claims.

29.        RELATED PARTY TRANSACTIONS
Key management compensation

Key management includes Directors (executive and non-executive) and senior management. The compensation paid to related parties in respect of key management for employee services during the period was made from Argo Innovation Labs Inc., amounting to: £118,030 (2021 - £36,769) paid to POMA Enterprises Limited in respect of fees of Matthew Shaw (Non-executive director); £182,759 (2021 - £566,591) due to Vernon Blockchain Inc in respect of fees of Peter Wall (CEO). Maria Perrella and Raghav Chopra (Non-executive directors) were paid £121,391 and £105,492 as at year end respectively.

From Argo Blockchain PLC, Alex Appleton (CFO) through Appleton Business Advisors Limited was paid £378,161 (2021 - £308,359). Sarah Gow was paid £70,399 as at year end.

30.        CONTROLLING PARTY
There is no controlling party of the Group.

31.        POST BALANCE SHEET EVENTS
In January 2023, Alex Appleton resigned from his position as Chief Financial Officer, Executive Director and Secretary of the Group.
In February 2023, Peter Wall resigned from his position as Chief Executive Officer and Interim Chairman, Sarah Gow resigned from her position as non-executive director on the Board.
In April 2023, Jim MacCallum was appointed Chief Financial Officer of the Group.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 28 April, 2023	ARGO BLOCKCHAIN PLC By: Name: Peter Wall Title: Chief Executive Officer Name: David Zapffe Title: General Counsel